Exhibit 99.2

EXECUTION COPY

4 February 2016

UCB PHARMA GMBH

as Seller

and

MERUS LABS LUXCO II S.A. R.L.

as Purchaser

and

MERUS LABS INTERNATIONAL INC.

as Purchaser Guarantor

SALE AND PURCHASE AGREEMENT

in relation to certain pharmaceutical products and related assets

CONTENTS

Clause		Page

1.	DEFINITIONS	4
2.	SALE AND PURCHASE OF THE BUSINESS ASSETS	13
3.	PRICE	15
4.	EXCHANGE	16
5.	INTENTIONALLY DELETED	16
6.	INTENTIONALLY DELETED	16
7.	CLOSING	16
8.	THIRD PARTY CONSENT FOR THE TRANSFER OF BUSINESS CONTRACTS	17
9.	TRANSFER OF BUSINESS CONTRACTS	18
10.	ASSUMED LIABILITIES AND EXCLUDED LIABILITIES	19
11.	WRONG POCKETS	21
12.	TRANSFER AND LICENSE OF INTELLECTUAL PROPERTY	22
13.	TRANSFER OF THE MARKETING AUTHORIZATIONS AND PHARMACOVIGILANCE	24
14.	INTENTIONALLY DELETED	28
15.	BUSINESS RECEIVABLES	28
16.	INSURANCE	29
17.	POST-CLOSING	29
18.	UCB MARKS	30
19.	TAXES	31
20.	PAYMENTS	32
21.	WARRANTIES	33
22.	LIMITATION OF LIABILITY and indemnification	33
23.	INTENTIONALLY DELETED	39
24.	RELATIONSHIP OF THE PARTIES	39
25.	MISCELLANEOUS	39

SCHEDULE 1 PRODUCTS AND TERRITORIES
	PART A: PRODUCTS
	PART B: TERRITORIES
SCHEDULE 2 MARKETING AUTHORIZATIONS
SCHEDULE 3 BUSINESS CONTRACTS
	PART A (Business Contracts to be assigned to the designated member of the Purchaser Group)
	PART B (Business Contracts to be Partially Assigned to the designated member of the Purchaser Group)
SCHEDULE 4 BUSINESS INTELLECTUAL PROPERTY AND IP CO-EXISTENCE PRINCIPLES
SCHEDULE 5 SELLER WARRANTIES
SCHEDULE 6 PURCHASER WARRANTIES
SCHEDULE 7 PRICE
SCHEDULE 8 UCB MARKS
SCHEDULE 9 EXISTING STOCK AND COGS PRICES
SCHEDULE 10 TRANSITIONAL SERVICES AGREEMENT
SCHEDULE 11 PRESS RELEASE

THIS AGREEMENT is made on 4 February 2016

BETWEEN

(1)	UCB Pharma GmbH, a company organised under the laws of Germany, with its registered office at Alfred-Nobel-Strasse 10 Monheim am Rhein 40789, Germany, registered under number DE 121 395 506 (the “Seller”);
(2)	MERUS LABS LUXCO II S.A.R.L., a company organised under the laws of Luxembourg, with its registered office at 26-28 Rue Edward Steichen, L-2540 Luxembourg, with a share capital of EUR [REDACTED], registered under number B192971 (the “Purchaser”);
(3)	MERUS LABS INTERNATIONAL INC., a company organised under the laws of the Province of British Colombia with its registered office at 100 Wellington St. West, Suite 2110, P.O. Box 151, Toronto, ON M5K 1H1 Canada (the “Purchaser Guarantor”), solely for the purposes of Clause 25.14 (Guarantee) of this Agreement.

In this Agreement, the Seller and the Purchaser are individually referred to as a "Party" and collectively as the "Parties", as the context may require. Reference to Purchaser shall be deemed to include its Affiliates.

WHEREAS

(A)	The Seller Group carries on the Business (as defined below) in the Territory (as defined below).
(B)	For the purposes of this Agreement, the Seller is acting in its own name and in the name and for the account of the Other Sellers (as defined herein) and the Purchaser is acting in its own name and for the account of any of its Affiliates who will acquire any part of the Business or any assets pursuant to this Agreement.
(C)	Subject to the terms and conditions of this Agreement, the Seller has agreed to procure the sale, and the Purchaser has agreed to purchase or procure the purchase, and pay for, or procure the payment for, the Business comprising the Business Assets and assume the Assumed Liabilities from the Seller in the Territory (all terms as defined herein).
(D)	In accordance with Clause 25.14, the Purchaser Guarantor has agreed to guarantee the obligations of the Purchaser under this Agreement.

NOW IT IS AGREED AS FOLLOWS

1.	DEFINITIONS
1.1	In this Agreement, unless the context otherwise requires:
"Adverse Event"	means any untoward medical occurrence in a patient or clinical-trial in whom or which a medicinal product was administered, which does not necessarily have to have a causal relationship with this treatment (as set out in Article (m) of the EU Directive 2001/20/EC), such event being susceptible of consisting in any unfavourable and unintended sign (e.g. an abnormal laboratory finding), symptom, or disease temporally associated with the use of a medicinal product, whether or not considered related to the medicinal product;
"Affiliates"	means, with respect to any person, any other person that Controls, is Controlled by or is under common Control with such person, and “Affiliates” shall be interpreted accordingly;

"Agreed Form"	means in relation to any document, in a form agreed by the Parties and included as a Schedule to this Agreement;
"Agreed Form Documents"	means the documents in the Agreed Form listed in Clause 4.1;
"Agreement"	means this agreement including all its Schedules;
"API"	means active pharmaceutical ingredient;
"API Manufacturing Know-How"	means all tangible information and know-how (including without limitation, technology, data, techniques, processes, methods, formulae, formulation information, packaging and chemical specifications, designs, drawings, technical or other expertise) owned and/or controlled by any member of the Seller Group or its successor relating to the manufacture and production of the API used in the manufacture of the Products;
"Applicable Laws"	means any domestic or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity applicable at that time to a Party or its properties, business, assets, or any of the activities contemplated hereunder that may be in effect from time to time;
"Asset Seller"	means a company in the Seller Group that shall sell some or all of the Business Assets under this Agreement;
“Assignee”	has the meaning given in Clause 25.6;
"Assignor"	means any member of the Seller Group identified in Schedule 3 as Party to a Business Contract which is to be assigned (or any other member of the Seller Group which is a Party to such Business Contract) and Assignors means several or all of such entities;
"Assumed Liabilities"	has the meaning given in Clause 10.2;
"Benefit Arrangement"	has the meaning given in Section IX(1) of Schedule 10;
"Business"	means the business of manufacturing, importing, distributing, marketing, selling and promoting the Products in the Territory in which each such Product is currently imported, distributed, marketed, and/or sold, or sold to Third Parties for distribution, marketing and/or sale, by, or on behalf of, any member of the Seller Group as at the date of this Agreement; provided that the Parties acknowledge that the Seller Group has only commercialized the Products in the Territory, but the Seller has agreed to comply with the provisions of Clause 12.3;
"Business Assets"	has the meaning given in Clause 2.3;
"Business Contract"	means each of the contracts listed in Part A and Part B of Schedule 3;
"Business Day"	means a day (excluding Saturdays and Sundays) on which banks generally are open in Germany and Luxembourg for the transaction of normal banking business;
"Business Employees"	means those individuals who are wholly employed by any member of the Seller Group in the Business in the Territory as at the Closing Date;

"Business Information"	means:
(i) any Information held by or under the control of the Seller, any member of the Seller Group or any of their respective Affiliates which relates to the Business Assets in the Territory;
(ii) copies of those documents contained in the Data Room;
(iii) all clinical studies and regulatory files relating to the Products and which relate to the Marketing Authorizations up to the Closing Date;
(iv) to the extent applicable, deeds, documents of title, certificates and records relating to the Business Assets in the Territory;
(v) a list of the Seller’s and Seller Group’s direct customers in the Territory for the Products, updated as of the Closing Date, including any sales to such customers in the last fiscal years; and
(vi) any marketing and promotional material held by the Seller Group (in whatever form so held) at Closing which relates to the Marketing Authorizations and/or Products in the Territory;
"Business Intellectual Property"	means the Business Registered Intellectual Property Rights and the Exclusive Business Unregistered Intellectual Property Rights;
"Business Intellectual Property Deliverables”	means the deliverables to be provided at Closing as set out in Clauses 7.2 to 7.5;
"Business Registered Intellectual Property Rights"	means the registrations or applications for registered Intellectual Property Rights owned by the Seller and its Affiliates at the Closing Date and which relate to the Products in the Territory as listed in Schedule 4;
"Business Receivables"	means all outstanding payments due to the Seller or any other member of the Seller Group as at Closing Date in relation to any Business Contract or rights licensed or any other sales arrangement by it or on its behalf in the Ordinary Course of Business;
"Business Unregistered Intellectual Property Rights"	means the unregistered Intellectual Property Rights owned by the Seller and its Affiliates at the Closing Date to the extent they relate to the Products and the operation of the Business in the Territory;
"Claimant Party"	has the meaning given to it in Clause 22.5;
"Closing"	means completion of the sale and purchase of the Business Assets in accordance with the terms of this Agreement on the Closing Date;
"Closing Date"	means the Effective Date;
“Closing Inventory Statement”	has the meaning given to it in Clause 3.4;

"Control"	means the power to direct the management and policies of a person (directly or indirectly), whether through ownership of voting securities, by Contract or otherwise, and the term “Controlled” shall be interpreted accordingly;
“Contract Liabilities”	has the meaning given to it in Clause 9.2;
"Costs"	means liabilities, claims, judgements, losses, damages, costs, penalties and expenses, in each case of any nature whatsoever, including without limitation, reasonable fees and expenses of legal counsel;
"Data Room"	means the electronic data room containing documents and information relating to the Business made available by IntraLinks, Inc. on behalf of the Seller, the index of which has been and initialled for identification purposes by the Seller and the Purchaser and the contents of which is listed in the Disclosure Letter and copied to a CD ROM that has been exchanged between the parties on or about the date of this Agreement;
"Default Interest"	means interest at a rate of [REDACTED]% per annum to be calculated on a 365-day basis;
"Defendant Party"	has the meaning given to it in Clause 22.5;
"Disclosure Letter"	means the letter of the same date as this Agreement from the Seller to the Purchaser;
"Effective Date"	means the date on which this Agreement is signed;
"Encumbrance"	means any claim, charge, mortgage, restriction, lien, (statutory or otherwise), security interest, option, equitable right, power of sale, pledge, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other security interest or restriction of any kind or an agreement, arrangement or obligation to create any of the foregoing, and for the avoidance of doubt shall exclude, the extent fairly and properly disclosed in accordance with the terms of this Agreement, any licences of Intellectual Property Rights;
"Excluded Assets"	has the meaning set forth in Clause 2.3;
"Excluded Liability(ies)"	has the meaning given in Clause 10.4;
"Excluded Territory(ies)”	has the meanings given to it in Schedule 1;
“Exclusive Business Information”	means the Business Information which relates exclusively to the Business and the Business Assets in the Territory;
“Exclusive Business Unregistered Intellectual Property Rights”	means the Business Unregistered Intellectual Property Rights which relates exclusively to the Business and the Business Assets in the Territory;
“Exclusive Know-How”	means the Know-How which relates exclusively to the Business and the Business Assets in the Territory;
"Existing Stock"	means all the inventory of the Product located at the Seller's or any Other Seller's sites or located at any of their respective designee sites in the Territory as at the Closing Date that comply with the criteria set out in Clause 3.3;

“Financing”	means any debt or equity financing obtained by the Purchaser in connection with the transactions contemplated by this Agreement, which financing shall close and be funded by the financing sources prior to the Closing;
“Fundamental Representations”	has the meaning given to it in Clause 22.8(a)(i);
“Good Distribution Practice”	means the GDP Guideline 2013 (C 343/01_version 5nov2013) as amended or supplemented from time to time;
“Good Manufacturing Practice”	means the current good manufacturing practices required with respect to the manufacture of the Products by the applicable provisions of EC Directive 2003/94/EC of 8 October 2003 and Eudralex Volume IV and any other Applicable Laws relating to good manufacturing practice for medicinal products for human use in any jurisdiction in which the Products are manufactured as amended from time to time;
"Governmental Entity"	means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority in the Territory or any other part of the world;
"Government Official"	means (a) any officer, employee, department, agency or instrument of a government (including any state owned or controlled enterprise) or of a public international organization or (b) any political party or official of a Governmental Entity or any candidate for any political office;
"Historical Financial Information"	means the financial information for the year ended December 31st, 2014 and ended December 31st, 2015, provided by the Seller in relation to the Business and Business Assets in the Data Room, including the following financial information in respect of the Business in the Territory: gross sales, deduction, royalty income, net sales, quantities sold, costs of goods sold, distribution expenses, commission expenses and recurring EBITDA. For greater certainty, the year 2015 has not yet been audited;
"Information"	means all information related to the Business (in whatever form held) including without limitation all (i) formulae, designs, specifications, drawings, manuals and instructions, (ii) customer lists, pricing lists, financial information, sales, marketing, promotional information, and books and records and (iii) all correspondence, orders, enquiries, and Adverse Event reports;
"Intellectual Property Rights"	means patents, trade secrets, trademarks (including all goodwill attached thereto), Know-How, rights in designs, copyrights, database rights, topography rights and domain names (whether or not any of these is registered or unregistered including applications for registration of any such thing) and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world;

"International Financial Reporting Standards"	means the body of pronouncements issued by the International Accounting Standards Board (IASB), including International Financial Reporting Standards as Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee;
“Inventory License Date”	has the meaning given to it in Clause 18.1(b);

“Inventory Requirements”	means, that the inventory of Product in question (i) has a remaining shelf-life, on the Closing Date, that is greater than or equal of the Minimum Shelf-Life for such Product (ii) that meet the specifications for the applicable Products (including in respect of manufacturing of such Product and the Marketing Authorizations for such Product), comply with Applicable Laws and are of a good and saleable quality;
"IP Assignment Agreement"	means the assignment agreement in the Agreed Form in respect to the Business Intellectual Property;
"IP Assignors"	means the entities identified in Schedule 4 as the owner of any Business Intellectual Property (or any other member of the Seller Group which holds any Business Intellectual Property) and IP Assignors means several or all of such entities;
"IP Co-existence Principles"	means the principles relating to the co-ownership by the Seller, [REDACTED: NAME OF THIRD PARTY] and the Purchaser of certain marks, as set out in Schedule 4;
"Know-How"	means technical information, clinical information, regulatory information, and marketing know-how and materials, confidential information and inventions, patentable and non-patentable, owned by or licensed to the Seller or any Other Seller, and necessary for or related to the commercialisation of the Products in or for the Territory;
"Liabilities"	means all liabilities, duties and obligations or commitments of every description and of any nature, whether deriving from contract, common law, statute or otherwise, whether present or future, asserted or unasserted, actual or contingent, matured or unmatured, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety and "Liability" means any one of them;
"MA Holder"	means an entity holding one or more of the Marketing Authorizations listed in Schedule 2 and MA Holders means several or all of such persons;
"Marketing Authorization(s)"	means each Marketing Authorization relating to the Products listed in Schedule 2 and Marketing Authorizations means several or all of such Authorizations;
"Marketing Authorization Consents"	means the consents, approvals or other authorisation required to be received from the relevant Governmental Entities in order to effect the transfer of the Marketing Authorizations from the Seller to the Purchaser or the relevant member of the Purchaser's Group;
"MA Transfer Date"	has the meaning given in Clause 13.8;
"MA Transfer Documentation"	has the meaning given in Clause 13.3 (d);

"MA Transferee"	has the meaning given in Clause 13.1(a);
“Material Adverse Effect”	means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, in the aggregate, materially adverse to the business results of operations, condition (financial or otherwise) or assets of the Business, the Business Assets, the Products or the Assumed Liabilities, and for the purposes of this definition only, if the impact of the effect is for the Net Sales of the Business for the twelve month period ending in the month prior to the Closing have decreased more than forty (40)% as compared to the Net Sales for the prior twelve month period, then this shall constitute a Material Event; provided however, that "Material Adverse Effect" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) any changes in financial or securities markets in general; (iii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; or (iv) the public announcement, pendency or completion of the transactions contemplated by this Agreement; provided that any event, occurrence, fact, condition or change referred to in clauses (i) through (iii) above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event, occurrence, fact, condition or change has a materially disproportionate effect on the Business as compared to other participants in the industries in which the Business operates;
“Minimum Shelf-Life”	means, in respect of each SKU of Product, twelve (12) months remaining shelf life as per Schedule 9;
"Net Sales"	means net sales as reported under International Reporting Standards (IFRS). Adjustments may be made to the calculation of net sales as required by changes in IFRS;
“Non-Exclusive Business Information”	means all Business Information other than the Exclusive Business Information;
“Non-Exclusive Business Unregistered Intellectual Property Rights”	means all Business Unregistered Intellectual Property Rights other than the Exclusive Business Unregistered Intellectual Property Rights;
“Non-Exclusive Know-How”	means all Know-How other than the Exclusive Know-How;
"Ordinary Course of Business"	means the usual and normal course of the Business, consistent with market practice, as conducted by the Seller and the Other Sellers during the period of twelve (12) months prior to the Effective Date;
"Other Sellers"	means the Asset Sellers, the IP Assignors, the Assignors and the MA Holders, to the exception of the Seller;
“Other Territories”	has the meaning given to it in Clause 12.3;
“Other Territory Registered Intellectual Property”	means the registrations or applications for registered Intellectual Property Rights owned by the Seller and its Affiliates at the Closing Date in the Other Territories as listed in Schedule 4; provided, for greater certainty, the Other Registered Intellectual Property is not included in the definition of Business Registered Intellectual Property Rights (but such Other Territory Registered Intellectual Property will be assigned to the Purchaser pursuant to the terms of the IP Assignment Agreement);

"Other Transaction Documents"	means the Quality Agreement, the IP Assignment Agreement and the Disclosure Letter;
"Partial Assignment"	has the meaning given to it in Clause 9.5;
“Party(ies)”	has the meaning given to it in the preamble;
“Pre-Signing Date Inventory Statement”	means the statement included as Schedule 9 hereto, that shows the inventory of Existing Stock of Products as of December 2015, including the remaining shelf life of such Products, and the inventory coverage for such Products (on a jurisdiction by jurisdiction basis);
"Price"	has the meaning given to it in Clause 3.1;
"Products"	means the products listed in the SKU forms in Schedule 1 and which form part of the Business Assets;
"Product Marks"	means the words, devices and logos relating to the Products that have been registered as trademarks (excluding any UCB Marks) as Business Registered Intellectual Property Rights transferred to the Purchaser in accordance with Clause 12 of this Agreement; by the Seller or its Affiliate, a list of which is included at Schedule 4;
“Purchaser”	has the meaning given to it in the preamble;
"Purchaser's Bank Account"	means, the bank account, the details of which shall be notified by the Purchaser to the Seller at least five (5) Business Days prior to the Closing Date;
“Purchaser Guarantor”	has the meaning given to it in the preamble;
"Purchaser Group"	means the Purchaser and its Affiliates;
“Purchaser Indemnified Parties”	has the meaning given to it in Clause 22.7(a);
“Purchaser Requested Change”	has the meaning given to it in Clause 9.2;
"Purchaser Warranties"	means the warranties set out in Schedule 6;
"Regulatory Plan"	means the regulatory plan negotiated in good faith between the Seller and the Purchaser as soon as reasonably feasible after the Closing Date, and in accordance with the timing in Clause 17.5;
"Regulatory Services"	has the meaning given to it in the Transitional Services Agreement as set out in Schedule 10;
“Required Consent”	means any consent required pursuant to the terms of any Business Contract in connection with the Transaction, including any Business Contract that requires the consent of a counterparty (or other Third Party) in connection with the sale of the Business Assets, the assumption of the Assumed Liabilities and/or the transfer of the Business;

"Safety Data Exchange Agreement"	means the safety data exchange provisions as described in Schedule 10 under the Pharmacovigilance Transition Plan Section;
“Seller”	has the meaning given to it in the preamble;
"Seller's Bank Account"	means, the following bank account: [REDACTED: DETAILS OF BANK ACCOUNT] or any other bank account, the details of which shall be notified by the Seller to the Purchaser at least five (5) Business Days prior to the Closing Date;
“Seller Indemnified Parties”	has the meaning given to it in Clause 22.7(b);
"Seller Group"	means UCB S.A., the Seller and the Affiliates;
"Seller Warranties"	means the warranties set out in Schedule 5;
"SKU"	means a stock keeping unit and "SKUs" shall be construed accordingly;
"Tax or Taxes"	means any kind of tax (including without limitation any tax on actual or deemed income, profits or gains, value added tax, sales tax, turnover tax, property tax, excise and custom duties, stamp duties, taxes similar to stamp duties, withholding tax, payroll tax, registration and mortgage duties and environmental taxes), any social security contributions or similar payments, charges and levies of any nature whatsoever chargeable by any federal, regional, local or other tax and/or social security authority, together with all penalties, charges, increases and interests related to any of the foregoing;
"Tax Authority"	means any taxing, revenue or other authority or Governmental Entity of any jurisdiction competent to impose or collect any Tax liability;
"Territory"	means all the countries listed in Part B of Schedule 1;
"Third Party"	means any person or entity other than a person or Party which is a member of either the Seller Group and the Purchaser Group;
"Third Party Consent"	has the meaning given in Clause 8.2;
"Transfer Taxes"	means all transfer, documentary, stamp, sales, use, registration and other similar Taxes (including, but not limited to, all real estate transfer and conveyance, recording and notarisation fees, if any), notary fees and related amounts (and, for the avoidance of doubt, shall not include Tax chargeable on any gain realized by a transferor);
"Transaction"	mean the transactions contemplated by this Agreement and the Other Transaction Documents;
"UCB Marks"	means (i) the "UCB" name, the "Schwarz" name and those company names used by any member of the Seller Group that are listed in Schedule 8 and (ii) any associated logos, drawing, devices or get up, and any trademarks which include the same (including those logos reproduced in Schedule 8);

“UCB SA” "VAT"

means company organised under the laws of Belgium, with its registered office at Allée de la Recherche 60, 1070 Brussels, Belgium, registered under number 0403.053.608 and which is the parent company of the UCB group;

means value added tax and any similar sales or turnover tax; and

"Warranties"	means the Seller’s Warranties and the Purchaser Warranties.

1.2	In this Agreement, unless the context otherwise requires:
(a)	the headings to Clauses and Schedules are inserted for convenience only and shall not affect the construction of this Agreement;
(b)	references to Clauses, paragraphs and Schedules are to the Clauses, paragraphs and Schedules of this Agreement;
(c)	references to one gender include all genders;
(d)	any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(e)	any reference to a Party includes a reference to their respective successors-in-title and permitted assignees;
(f)	any statement qualified by the expression to the actual knowledge of the Seller, to the Seller's knowledge or so far as the Seller is aware or any similar expression shall refer to the actual knowledge of (i) Bruno Standaert (Business Development Established Brands, Emerging Markets, Technical Operations), (ii) Guy Van Dingenen (Head of Alliance Management, Portfolio & Alliances) and (iii) Garry Robert Warburton, Director Global Marketing Established Brands after due and reasonable inquiry; and
(g)	references to times of the day are to Central European time.
1.3	The Schedules to this Agreement form part of this Agreement and shall have the same force and effect as if set out in this Agreement and any reference to this Agreement shall include the Schedules.
2.	SALE AND PURCHASE OF THE BUSINESS ASSETS
2.1	Subject to the terms and conditions of this Agreement, the Seller shall sell or procure that each Asset Seller sells, transfers and assigns, its respective right, title and interest in and to the Business Assets, free and clear of all Encumbrances, to the Purchaser, and the Purchaser shall purchase or procure that a member of the Purchaser's Group purchase at the Price such Business Assets and assume the Assumed Liabilities, with effect from the Closing Date (as defined hereunder).
2.2	Nothing in this Agreement shall operate to transfer any of the Excluded Assets to the Purchaser or make the Purchaser liable for any of the Excluded Liabilities.
2.3	For the purposes of Clause 2.1 and this Agreement, "Business Assets" shall mean for the Territory:
(a)	Exclusive Know-How as existing at the Closing Date (for the avoidance of doubt, Know-How or any other Business Asset does not, among others, include information of the Seller or any of the Other Sellers on technical developments of line extensions following Closing) (including but not limited to future development dossiers or clinical trials);

(b)	the Business Contracts;
(c)	any purchase order for Products received by any member of the Seller Group in respect of the Territory prior to the Closing, where the Products subject to such purchase order were not shipped prior to 11:59 p.m. on the day immediately prior to the Closing Date;
(d)	the Marketing Authorizations and applicable import licenses and local permits (which shall be transferred subject to and in accordance with the terms of Clause 13);
(e)	the Business Intellectual Property (which shall be transferred subject to and in accordance with the terms of Clauses 12);
(f)	the Existing Stock as at Closing subject to Clause 3.3;
(g)	all Exclusive Business Information (which shall be transferred subject to and in accordance with the terms of Clause 17);
(h)	the Products; and
(i)	the goodwill of the Business, including the right of the Purchaser from and after the Closing Date to represent itself as carrying on the Business in continuation of and in succession to the Seller Group or any of their respective Affiliates.

together constitute the "Business Assets", PROVIDED THAT there shall be excluded therefrom those rights and assets not included in the definition of any category of Business Assets listed above; and the following rights and/or assets (the "Excluded Assets"):

(a)	the Business Employees;
(b)	the Business Receivables;
(c)	the API Manufacturing Know-How;
(d)	cash in hand or at bank and any current investments used in or held on account of that part of the Business carried on by each Asset Seller;
(e)	any and all (i) causes of action and/or claims of any member of the Seller Group existing at Closing (including remedies thereunder); and (ii) amounts due to any member of the Seller Group in respect of claims, actions or judgments, which in either case relate to the Business or any of the Business Assets but only to the extent arising in respect of, or otherwise attributable to, the period before Closing;
(f)	any deduction, relief, allowance or credit in respect of, and any repayment or right to a repayment of, any Tax that constitutes an Excluded Liability or otherwise relates to income, profit or gains arising, the value of any asset or assets, or any event occurring, during the period ending on Closing; and
(g)	any other asset not explicitly referred to in the Business Assets.
2.4	Notwithstanding any other provision of this Agreement, each member of the Seller Group shall retain its respective rights, title and interest in and to, and no member of the Purchaser's Group shall obtain any rights, title or interest in or to (pursuant to this Agreement), the Excluded Assets.

2.5	Save as expressly set out in this Agreement, title in the Business shall vest in the Purchaser on Closing Date provided that the Price and other payments hereunder have been duly paid in accordance with this Agreement.
3.	PRICE
3.1	The aggregate price payable by the Purchaser to the Seller for the Business Assets (excluding all Existing Stock) shall be an amount equal to EUR 92,000,000 (the "Price") as per Schedule 7, to be increased by the value of the Existing Stock in accordance with Clause 3.3 and Schedule 9. The Existing Stock shall be sold at the prices specified in Schedule 9.
3.2	The Seller and the Purchaser agree that the Price, or any subsequent adjustment to the Price, may be allocated by the Seller and at its discretion, between the Other Sellers.
3.3	The Parties acknowledge that the Seller delivered to the Purchaser prior to the Closing Date, a list with the amount of Existing Stock that satisfies the Inventory Requirements and the requirements set out in Schedule 9, to be purchased hereunder as well as the total price therefor (the “Existing Stock Inventory Statement”), which price shall, be payable by the Purchaser within sixty (60) days following the Closing Date.
3.4	The Existing Stock Inventory Statement shall be included in Schedule 9. The Purchaser may, within ten (10) Business Days as from the Closing Date inspect the Existing Stock and, if the Purchaser (acting reasonably) disputes the amount and/or price of the Existing Stock so communicated by the Seller in the Existing Stock Inventory Statement, may, by no later than the tenth (10th) Business Day following the Closing Date, object in writing to the Seller. In the event that the Purchaser does not object within such period, the Purchaser shall be deemed to have given its approval to the amount and price of the Existing Stock so communicated by the Seller, but, for the avoidance of doubt, shall not be deemed to have waived any of the Purchaser’s rights hereunder in respect of such Existing Stock, including any indemnities or Warranties provided hereunder in respect of such Existing Stock.
3.5	In the event that the Purchaser does object within the aforementioned period, the Parties shall use their reasonable efforts to resolve the issue within twenty (20) Business Days following the Closing Date. In the event that the Parties are unable to resolve the issue within this period, either Party may refer the matter for final resolution to such independent expert as shall be mutually agreed by the Parties or failing agreement, such independent expert as shall be appointed by decision of ICC International Centre for Expertise upon request of either Party. The consequences of appointing the expert shall be as follows:
(i)	the decision of the independent expert shall be final and binding on the Parties, save in the event of any manifest mathematical error; and
(ii)	the independent expert shall act as expert and not as arbitrator and its fees shall be borne by the Party against whom its decision is rendered.
3.6	In the event that the Parties (or the abovementioned expert) agree on another price for the Existing Stock, then the Seller shall reimburse the Purchaser or, as the case may be, the Purchaser shall pay the Seller, the difference between the Existing Stock price paid in accordance with this Agreement and the Existing Stock price agreed following Closing in accordance with this Clause 3 and Schedule 10 (the Transitional Services Agreement). Any payments due by a Party pursuant to this Clause 3.6 shall be paid by electronic transfer of immediately available funds to the Purchaser’s Bank Account or the Seller’s Bank Account, as applicable, within sixty (60) days from Closing or no later than ten (10) Business Days from the final determination of the price for the Existing Stock in accordance with this Clause 3, but in no event, later than ninety (90) days from Closing.
3.7	If required by any Applicable Laws, the Seller or any Other Seller shall invoice to Purchaser for Existing Stock will include applicable VAT, if any, in compliance with Applicable Laws. All taxes shall be borne by the Purchaser and payable within sixty (60) days of the invoice date.

3.8	Title to any applicable Existing Stock shall pass to the Purchaser on the Closing Date. Upon such transfer of title, said Existing Stock shall be the Products of Purchaser for the purposes of this Agreement. As per the Benefit Arrangement contemplated by the Transitional Services Agreement, the Existing Stock shall be delivered to Purchaser EXW - Incoterms 2010, delivery in Monheim or Other Sellers’ sites (including designated Third Parties’ site, or other applicable Incoterms for the Other Sellers, in each case in no event earlier than the Inventory Transfer Date (as defined in the Transitional Services Agreement)). Risk to the Existing Stock shall pass to the Purchaser at Closing.
4.	EXCHANGE
4.1	The Parties acknowledge that, as of the Effective Date, the Parties have entered into this Agreement and the Seller has delivered to the Purchaser the Disclosure Letter. The Parties also acknowledge that, within six (6) weeks from the Effective Date (unless otherwise specified herein), the Parties shall finalize and approve the following Agreed Form documents, which will be entered into by the Parties or its Affiliates at Closing:
(i)	Quality Agreement, in the form to be negotiated between the Parties in good faith within sixty (60) days of the Closing Date; and
(ii)	The Regulatory Plan.
5.	INTENTIONALLY DELETED
6.	INTENTIONALLY DELETED
7.	CLOSING
7.1	Closing shall take place on the Effective Date at the offices of the Seller. On the Closing Date, the Seller shall deliver, to the Purchaser, or shall procure the delivery of:
(a)	where practicable, after reasonable endeavours to deliver the applicable materials on the Closing Date (and to the extent not reasonably practicable, after reasonable endeavours, not later than sixty (60) days from Closing), the Business Intellectual Property Deliverables and Business Information relating to the Business held by the Seller and the Other Sellers, it being understood that such delivery shall be made by allowing the Purchaser to take possession of such Business Intellectual Property and Business Information relating to the Business in either paper or electronic format. Any of the documents relating to the Business, Business Intellectual Property and/or Business Information that were not delivered to the Purchaser at Closing, shall be provided to the Purchaser as soon as reasonably practicable after the Closing Date, following the terms and conditions as set forth in Clause 17 hereof, but in any event within sixty (60) days of the Closing Date;
(b)	counterparts of the IP Assignment Agreement duly executed by or on behalf of the Seller or the relevant member of the Seller Group, as applicable;
(c)	a valid power of attorney or such other evidence that the Seller, and each of the relevant Affiliates, were authorised to execute the documents listed in Clause 7.1(b) above, in each case to the extent they are parties thereto.
7.2	The Seller agrees to provide the Purchaser with the following Business Intellectual Property Deliverables on the Closing Date, and if after reasonable endeavours it is not reasonably practicable to deliver such material on the Closing Date, the Seller shall deliver to the Purchaser, within thirty (30) days of the Closing Date:
a)	complete details of the Seller's agents then currently responsible for management of the Business Registered Intellectual Property Rights; and

b)	a list of all pending actions and deadlines either overdue or falling due with respect to the Business Registered Intellectual Property Rights during the period of twelve (12) calendar months from the Closing Date.

7.3	The Seller agrees to provide the Purchaser, where available under Applicable Law, within twenty eight (28) calendar days of the Closing Date, in each case to be delivered to an address nominated by the Purchaser, registration certificates for each of the trade marks listed in the Business Registered Intellectual Property.
7.4	The Seller agrees that it shall instruct each of the agents currently responsible for the management of the Business Registered Intellectual Property Rights to co-operate with the Purchaser to facilitate orderly transfer of management of the Business Registered Intellectual Property Rights to the Purchaser and/or its agents.
7.5	The Seller agrees, without limit of time, that it will promptly forward to the Purchaser all correspondence received by the Seller in respect of the Business Registered Intellectual Property Rights after the Closing Date.
7.6	On the Closing Date, the Purchaser shall has:
(a)	pay the Price and within sixty (60) days of the Closing Date, the price of the Existing Stock, as determined by the Seller in accordance with Schedules 7 and 9, to the Seller or, as the case may be, the Other Sellers, by wire transfer to the Seller's Bank Account or any other bank account so designated by the Seller; and
(b)	deliver to the Seller counterparts of the IP Assignment Agreement duly executed by or on behalf of the Purchaser or a relevant Affiliate.
(c)	delivered to the Seller a valid power of attorney or such other evidence that the Purchaser, and each of the relevant Affiliates, are authorised to execute the documents listed in Clause 7.6(b) above, in each case to the extent they are parties thereto.
8.	THIRD PARTY CONSENT FOR THE TRANSFER OF BUSINESS CONTRACTS
8.1	On and after the Effective Date, the Seller will use their commercially reasonable endeavours to obtain, or cause to be obtained, as soon as feasible, the Third Party Consents (as defined below) by means of sending out the Consent Letters. For greater certainty, the Seller will send out the Consent Letters within ten (10) days of the Closing Date. Despite the previous sentence, subject to Clause 9.2, neither the Seller, any member of the Seller Group or the Purchaser or any of their respective Affiliates are under any obligation to pay any material amounts of money, incur any material obligations, commence any legal proceedings, or offer or grant any material accommodation (financial or otherwise) to any Third Party in order to obtain such Third Party Consents. Each Party will co-operate in obtaining such Third Party Consents including providing information as is reasonably requested by a Third Party in order to grant its consent. The Purchaser will provide the Seller such reasonable assistance requested by the Seller in connection with obtaining such Third Party consents.
8.2	Notwithstanding Clause 8.1, where any consent, approval or agreement of any Third Party (other than of the competition authority in the Territory) (a "Third Party Consent") is required for the transfer or, as the case may be, the Partial Assignment, of any of the Business Contracts (excluding any consent, approval or agreement required for the transfer of any Marketing Authorization) and such Third Party Consent has not been obtained as per the above (subject to any transfer by operation of Applicable Law) the assignment, the Partial Assignment, or novation of the Business Contracts for which no Third Party Consent has been obtained shall not take effect, notwithstanding Closing, but shall remain subject to a Benefit Arrangement in accordance with the Transitional Services Agreement. For greater certainty, in respect of any Business Contract that requires a Third Party Consent prior to it being transferred to the Purchaser, the applicable member of the Seller Group shall continue to hold such applicable Business Contract, subject to any restrictions under Applicable Law, for the benefit of and at the expense of the Purchaser (pursuant to the Benefit Arrangement contemplated by the Transitional Services Agreement).

9.	TRANSFER OF BUSINESS CONTRACTS
9.1	With respect to the Business Contracts which only require notice of any assignment or novation to be delivered by the relevant Assignor to the relevant Third Party, the Seller, on behalf of the relevant Assignor, shall send on or as soon as reasonably practicable following the Closing Date to the relevant Third Party a notification letter in the Agreed Form to notify such Party of the assignment of such Business Contract to the Purchaser. This Agreement shall constitute the assignment to the Purchaser of any Business Contract which do not require consent and which respect to those Business Contracts that do require consent, shall constitute the assignment to the Purchaser upon receipt of the applicable consent.
9.2	The Seller shall bear the amount of any payment, liability, cost or expense, of whatever nature incurred or suffered and paid by the Seller, the relevant Assignor or any member of the Seller Group or any member of the Purchaser Group resulting from or arising out of or in connection with (i) the assignment of any Business Contract; or (ii) the termination of any Business Contract (unless any amendment or termination of such Business Contract is requested by the Purchaser in writing (a “Purchaser Requested Change”), in which case the Purchaser shall bear all payment, liability, cost and expenses related to such Purchaser Requested Change including those listed below), including (without limitation) in respect of (i) and (ii) (collectively, “Contract Liabilities”):
(a)	any payment due (or agreed by the Seller to be paid) to any relevant Third Party to such Business Contract, as a result of or in connection with the assignment or termination as a result of the assignment of such Business Contract;
(b)	any other fee, penalty or other amount due to any such Party in this context (including any termination, exit, incentive or transfer fee); and
(c)	any amount due from the Purchaser in connection with any litigation relating to such events.
9.3	For the avoidance of doubt, (i) the Seller shall fully indemnify and hold the Purchaser harmless against any Contract Liabilities (other than those related to a Purchaser Requested Change) in accordance with Clause 22 hereunder, and (ii) the Purchaser shall fully indemnify and hold the Seller harmless against any Contract Liabilities that are specifically related to a Purchaser Requested Change in accordance with Clause 22 hereunder.
9.4	If and when the Seller, the relevant Assignor or any member of the Seller Group or the Purchaser receives a Third Party claim for any payments, liabilities, Costs or expenses to be borne by the Seller or the Purchaser as applicable, pursuant to Clause 9.3, the Seller and the Purchaser shall consult and cooperate with one another generally so far as is practicable and permitted by Applicable Law or other, and the following provisions shall apply:
(a)	each of the Seller and the Purchaser shall keep one another reasonably informed in relation to any of the events referred to in Clause 9.3, and shall provide the other with all relevant communication relating thereto;
(b)	the Seller and the Purchaser shall allow the relevant Assignor to participate in all discussions with the relevant Parties to such Business Contracts and shall act in accordance with the reasonable instructions of the Purchaser or any applicable member of the Seller Group or Purchaser Group, as applicable, in relation to such Business Contracts and in its dealings with the relevant Third Party;

(c)	neither the Seller nor any member of the Seller Group, nor the Purchaser shall agree on any settlement with the relevant Third Parties to such Business Contracts, take any material action as part of its efforts to procure or facilitate assignment, in each case without the other Party's prior written consent, unless the Party which would agree on such settlement or pay the requested amount to the Third Party releases the other Party from any indemnification obligation under this Agreement for such Third Party claim;
(d)	in connection with any Third Party claim by any Third Party to a Business Contract in respect of the matters referred to in Clause 9.2, the Seller shall have the sole right to control, defend, prosecute, or settle any such Third Party claim unless otherwise agreed by the Seller; provided that the Seller shall consult with and obtain the consent of the Purchaser prior to settling any claim related to a Purchaser Requested Change; and
(e)	the Seller shall provide the Purchaser with a monthly status report on the termination by the Seller of the Business Contracts.
9.5	If any of the Business Contracts relates both to the Business, and to any other business of the Seller Group or any product other than the Products, then such Business Contract shall be assigned and transferred in accordance with Clauses 8 and 9 to the Purchaser only insofar as it relates to the Business, and no part of the Business Contract shall be assigned or transferred insofar as it relates to any other business of the Seller Group or any product other than the Products, or any Product in the Excluded Territory (a “Partial Assignment”). In the event that a Partial Assignment of any Business Contract is not permitted under the terms of the relevant Business Contract, then the Seller shall use its commercially reasonable endeavours to procure that the counterparty to the relevant Business Contract consents in writing to such Partial Assignment on substantially the same terms as the original Business Contract. The Business Contracts which the Seller has identified that are subject to a Partial Assignment are listed in Part C of Schedule 3, it being understood, however, that if based on the reasonable findings by the Seller after the Effective Date (acting in good faith, and not as a result of the negligence of the Seller), it were to be discovered that one or more other Business Contracts are related to products other than the Products which are not yet mentioned in Part C of Schedule 3, such Business Contracts should be nevertheless deemed included in Part C of Schedule 3.
10.	ASSUMED LIABILITIES AND EXCLUDED LIABILITIES
10.1	Except as otherwise provided in this Agreement, the Purchaser (on behalf of the relevant Affiliate) hereby undertakes to the Seller (for itself and as trustee for each other of the Asset Seller) that with effect from Closing, the Purchaser will (or will procure that the relevant Affiliate or another member of the Purchaser's Group will) duly and properly perform, assume and pay and discharge when due, and indemnify (and keep indemnified) in accordance with Clause 22.8 each member of the Seller Group from and against, all losses incurred or suffered in connection with the Assumed Liabilities.
10.2	"Assumed Liabilities" means the following:
(a)	Subject to Clause 10.4, all obligations and Liabilities of the Seller, the Asset Sellers and any other member of the Seller Group under the Business Contracts to the extent that such obligations or Liabilities:
(i)	are incurred or arise in respect of the period, at (but for the avoidance of doubt not before) or after the Closing and that do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Seller or any Asset Seller prior to the Closing; and

(ii)	arise in connection with any coupons, rebates, overrider arrangements or chargebacks relating to any Products sold at (but for the avoidance of doubt not before) or after the Closing.
(b)	all obligations and Liabilities arising in connection with any claim for refund or request for replacement Products including those in the Existing Stock, received after the Closing in respect of any Products sold at (but for the avoidance of doubt not before) or after the Closing;
(c)	all Liabilities, obligations, loss, damages, commitments, payments, Costs and expenses arising in connection with the maintenance of the Business Intellectual Property after the Closing and that do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Seller or any Asset Seller prior to the Closing;
(d)	all Liabilities, obligations, loss, damages, commitments, payments, Costs and expenses in respect of any claim, action, demand, proceeding or investigation arising out of or relating to the Products (including, for the avoidance of doubt and without limitation, the commercialization of the Products and the Business Contracts, whether or not assigned to the Purchaser), or the sale, use or lease of any of the Business Assets, in each case where such claim, action, demand, proceeding or investigation (as applicable) relates to any action or omission occurring at (but for the avoidance of doubt not before) or after Closing; and
(e)	all other Liabilities and obligations which are incurred or arise in respect of the period, from and after Closing in respect of the Business and the Business Assets (that do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Seller or any Asset Seller prior to the Closing), but excluding the Excluded Liabilities.
10.3	Notwithstanding Clauses 10.1 and 10.2, the Seller (on behalf of each member of the Seller Group) hereby undertakes to the Purchaser (for itself and as trustee for each other member of the Purchaser's Group) that with effect from Closing, the Seller will (or will procure that another member of the Seller Group will) duly and properly perform, assume and pay and discharge when due, and indemnify each member of the Purchaser's Group against all Costs incurred or suffered in connection with the Excluded Liabilities and the Excluded Assets.
10.4	In this Agreement, "Excluded Liabilities" means the following:
(a)	any obligations and Liabilities under the Business Contracts to the extent that such obligations or Liabilities are incurred or fall due to be performed, or arise in respect of the period or should have been performed, before Closing;
(b)	any act, default or omission in respect of any Business Contract committed by the Seller, any Asset Seller or any other member of the Seller Group occurring before Closing;
(c)	all obligations and Liabilities arising in connection with any claim for refund or request for replacement Product from a customer, whether received before or after Closing, in respect of any Product sold before Closing;
(d)	all Liabilities arising in connection with the condition, as of the Closing Date in the Existing Stock, or any defect arising prior to the Closing in the Existing Stock, save for those claims for refund or request for replacement Products and Liabilities foreseen under Clause 10.2(b);

(e)	all Liabilities, obligations, loss, damages, commitments, payments, Costs and expenses in respect of any claim, action, demand, proceeding or investigation arising out of or relating to the Products (including, for the avoidance of doubt and without limitation, the commercialization of the Products and any Liabilities and Costs related to a recall of any Products sold prior to the Closing Date, if such recall is initiated by the Seller or at the request of a Governmental Entity), or the sale, use or lease of any of the Business Assets, in each case where such claim, action, demand, proceeding or investigation (as applicable) relates to or arises from any action or omission by the Seller or any Asset Seller or any other member of the Seller Group (or any of their agents specifically related to the Business and the Products, including contract manufacturers) occurring before Closing;
(f)	any Liability of any member of the Seller Group to make an actual payment of Tax in relation to any period ending before Closing;
(g)	all obligations and Liabilities arising in connection with any coupons, rebates, overrider arrangements or chargebacks relating to any Product sold by the Seller or any Asset Seller or any other member of the Seller Group before the Closing; and
(h)	all other Liabilities and obligations which are incurred or arise in respect of the period before Closing in respect of the Business and the Business Assets or that relate to or arise from any contract of the Seller or any member of the Seller Group that is not a Business Asset.
10.5	Notwithstanding any other provision in this Agreement:
(a)	any Business Receivables which represent VAT, whether received by any member of the Seller's Group or any member of the Purchaser's Group, whether before or after the Closing Date, shall be retained by or promptly paid to the party which is required to account to any Tax Authority for the VAT chargeable on the relevant supply; and
(b)	any part of any Assumed Liabilities which represents VAT for which any member of the Seller's Group is entitled to recover from any Tax Authority shall be borne by such member of the Seller's Group.
11.	WRONG POCKETS
11.1	All payments equal or above EUR [REDACTED] in the aggregate from Third Parties which are mistakenly received by the Seller or any other member of the Seller Group on or after Closing and in respect of the period on or after Closing and which relate to the Business sold, or any of the Business Assets transferred, pursuant to this Agreement shall be promptly paid in accordance with Clause 11.3 over to the Purchaser (or to such other member of the Purchaser's Group as the Purchaser may nominate) and, pending such payment, shall be held on trust (or procured to be held on trust) by the Seller or the applicable member of the Seller's Group for the Purchaser (or such other member of the Purchaser's Group as the Purchaser may nominate). The provisions in this Clause 11.1 are in addition to those set out in Clause 17.1.
11.2	All payments equal or above EUR [REDACTED] in the aggregate from Third Parties which are mistakenly received by the Purchaser or by any other member of the Purchaser's Group on or after Closing and which relate to (i) any assets or liabilities of the Seller Group which did not form part of the Business Assets or the Assumed Liabilities or (ii) which relates to the operation of the Business prior to the Closing shall be promptly paid in accordance with Clause 11.3 to the Seller (or to such other member of the Seller's Group as the Seller may nominate) and, pending such payment, shall be held on trust (or procured to be held on trust) by the Purchaser or the applicable member of the Purchaser's Group for the Seller (or such other member of the Seller's Group as the Seller may nominate). The provisions in this Clause 11.1 are in addition to those set out in Clause 17.2.
11.3	Any apportionment due under Clauses 11.1 and 11.2 shall be made paid by the relevant Party at the start of the month following expiry of sixty (60) calendar days from date of receipt of the relevant quarterly invoice.

12.	TRANSFER AND LICENSE OF INTELLECTUAL PROPERTY
12.1	Subject to the terms and conditions of this Agreement, the Seller shall procure that the IP Assignors shall sell, transfer and assign to the Purchaser, and the Purchaser shall purchase and acquire from the IP Assignors, with effect from the Closing Date:
(a)	the Business Registered Intellectual Property Rights (including the right in any country in the Territory to claim rights in or apply for registration of any Intellectual Property Right relating to the Products); and
(b)	all right, title and interest in all Exclusive Business Unregistered Intellectual Property Rights owned by any IP Assignor, including all rights, privileges and advantages thereto including, without limitation, the right to take proceedings and recover damages and obtain all other remedies in respect of past infringements.
For the avoidance of doubt, the Purchaser shall be entitled to seek the registration of the Product Marks in the Other Territories (but not in the Excluded Territory).
On the date hereof, the Seller shall sell or procure that each Asset Seller sells, transfers and assigns all of their respective right, title and interest in and to the Other Territory Registered Intellectual Property to the Purchaser.

12.2	Effective as of the Closing Date, the Seller shall procure that the Seller Group or its designated successor grants to the Purchaser, solely for purposes of operating the Business in the entire world (other than in the Excluded Territories), an irrevocable, perpetual, royalty-free, fully-paid-up, non-exclusive, non-transferable and sub-licensable license to (i) the Non-Exclusive Business Information, (ii) the Non-Exclusive Business Unregistered Intellectual Property, (iii) the Non-Exclusive Know-How, and (iv) the API Manufacturing Know-How as it exists at the date hereof (collectively, the “Business Licenses”). For greater certainty, the Parties agree that the above will not amount to any technical transfer. However, the API Manufacturing Know-How provided to the Purchaser in connection with the Business License will be reasonably sufficient, and in a form, to allow the Purchaser to transition, in the future, the manufacturing of the API for the Products to a Third-Party manufacturer. If the Seller or any of its affiliates sells or transfers the manufacturing facility in [REDACTED: IDENTIFICATION OF MANUFACTURING FACILITY] to a Third Party purchaser, the Seller shall ensure that the applicable purchase agreement imposes a reasonable and customary covenant on the applicable purchaser to comply with the Seller’s obligations under this Clause 12.2 in respect of the API Manufacturing Know How license.
Notwithstanding anything contained in this Clause 12.2, the Purchaser shall be entitled to assign any of the licenses granted pursuant to this Clause 12.2 to (i) any direct or indirectly wholly-owned subsidiary of the Purchaser, or (ii) in the event of a sale or transfer by the Purchaser of its right to one or more of the Products, and subject to the Seller’s prior written approval (not to be unreasonably withheld, conditioned or delayed), to the acquirer of all of the rights of the Purchaser to the relevant Product(s). In addition, the Purchaser shall be entitled to allow any of its agents or third party service providers to use any of the intellectual property licensed to the Purchaser pursuant to this Clause 12.2 solely in connection with such Person providing services to the Purchaser for purposes of operating the business (e.g. a manufacturer, distributor, regulatory consultant etc.), provided that such agent or service provider is subject to confidentiality restrictions that are consistent with industry practice.
12.3	The Seller agrees that in respect of all countries in the world other than the Excluded Territories and the Territory (the "Other Territories") and for the Territory, the Seller hereby confirms that:
a)	neither it nor any of its Affiliates will register any Product Marks or confusingly similar marks in the Territory or the Other Territories;

b)	to the extent that the Purchaser registers any Product Mark in any Other Territory, the Seller agrees that the licence granted in clause 12.2 to the Business Licenses shall extend to such Other Territory as though such Other Territory is part of the Territory for the purposes of this Agreement; and
c)	neither it nor any of its Affiliates will grant or assign to any Third Party any rights to any Product Marks in the Territory or the Other Territories.
12.4	The assignment of the Business Intellectual Property acquired in accordance with this Clause 12 shall take place pursuant to the terms of the IP Assignment Agreement to be entered into on the Closing Date. For the avoidance of doubt, the assignment of any Business Intellectual Property shall remain subject to all terms and conditions of this Agreement and the limitations set out in this Clause 12 in this respect, and nothing in the IP Assignment Agreement shall transfer or be deemed to transfer any additional right in respect of the Business Intellectual Property or any other Intellectual Property Right than as provided in, and subject to the terms of, this Clause 12. In the event of any discrepancy between the terms of this Agreement and those of the IP Assignment Agreement, the terms of this Agreement shall prevail.
12.5	In relation to any Intellectual Property Rights relating to any Product in any country in the world other than the Excluded Territories, the Seller undertakes not to and shall procure that any of the Other Sellers shall not:
(a)	object to or assist a Third Party in objecting to any registration by the Purchaser or any of its Affiliates, or seek to assert any rights in relation to, corresponding Intellectual Property Rights relating to the Product in the Territory or any Other Territory; or
(b)	register or seek to register any Intellectual Property Rights exclusively relating to the Products in any country in the Territory or any Other Territory.
12.6	Subject to the terms and conditions of this Agreement, the Seller shall, or shall cause its Affiliates, to sell, transfer and assign to the Purchaser, and the Purchaser shall purchase and acquire from the Seller and its Affiliates from the Closing Date all right, title and interest of the Seller and/or its Affiliates to the Exclusive Business Information. The Purchaser hereby expressly acknowledges that the obligation of the Seller and its Affiliates to transfer any Exclusive Business Information to the Purchaser hereunder shall not impose on the Seller or any member of the Seller Group any obligation to make available any of its employees or provide any other assistance to the Purchaser in order to enable it to obtain or make use of such Business Information, except as needed to effect the legal transfer of such Exclusive Business Information or otherwise as provided in Clause 17.
12.7	As soon as reasonably practicable after the Closing Date, the Purchaser shall apply to the appropriate trade mark and domain name registries or offices to change the ownership of the Business Trade Marks (or applications for registration of the same) into the name of the Purchaser and shall use its reasonable endeavour to have its name registered as proprietor thereof. The Purchaser shall be responsible for any costs associated with such applications. The Seller shall procure that the relevant members of the Seller Group will provide such assistance as may reasonably be requested by the Purchaser to assist it in the fulfilment of its obligations under this Clause 12.
12.8	The Purchaser shall indemnify the Seller and any relevant members of the Seller Group against any and all fees, costs and expenses incurred after the Closing Date in relation to the Intellectual Property Assignment and the transfer thereunder of the Business Intellectual Property (including notarisation, legalisation, legal and recordal fees) and shall be solely responsible for the recordal thereof (where applicable) and any fees, costs and expenses incurred in such process.

12.9	The Purchaser undertakes to the Seller that it shall be responsible for all renewal and other fees relating to the Business Intellectual Property falling due and arising after the Closing Date (and not related to any delayed or delinquent filings prior to the Closing). The Seller shall direct its agents to forward any invoices received in relation to the same to the Purchaser, or to such nominee or agent as the Purchaser shall direct in writing.
12.10	To the extent that the ownership of any of the Business Registered Intellectual Property Rights is not currently recorded at the applicable intellectual property office in the name of the correct IP Assignor (as per Schedule 4), the Seller shall be responsible for perfecting the chain of title at the relevant intellectual property offices to enable it to record the IP Assignment Agreement against such Business Intellectual Property right. The Purchaser shall provide reasonable assistance as needed.
12.11	Each of the Seller and the Purchaser shall comply with the IP Co-Existence Principles set out in Schedule 4 hereto.
13.	TRANSFER OF THE MARKETING AUTHORIZATIONS AND PHARMACOVIGILANCE
13.1	Subject to the terms and conditions of this Agreement (including but not limited to this Clause 13) and the Transitional Services Agreement as set out in Schedule 10 and to the extent permitted under Applicable Laws, the Seller shall and shall procure that each MA Holder shall with effect from the Closing Date, transfer to the Purchaser the benefit of each Marketing Authorization which it holds (including those for which the Seller is the MA Holder).
(a)	The Seller and the Purchaser acknowledge that it will not be possible to effect the actual transfer of all of the Marketing Authorizations to the Purchaser on the Closing Date and therefore that each Marketing Authorization shall continue to be held by the Seller or the relevant MA Holder from the Closing Date until the relevant MA Transfer Date. The following provisions shall apply to the actual transfer of the Marketing Authorizations, which transfer shall be made to the Purchaser save where any Applicable Law or relevant Governmental Entity would be reasonably likely to require that any Marketing Authorization be transferred to an entity incorporated in the jurisdiction to which that Marketing Authorization relates, in which case the Purchaser shall notify the Seller of the member of the Purchaser Group incorporated in such jurisdiction to whom such Marketing Authorization is to be transferred (the Purchaser and any such entity being, for these purposes, the "MA Transferee"):
(i)	The obligations and responsibilities of the Parties with respect to regulatory activities that relate to the period between the Closing Date and the relevant MA Transfer Date (e.g. activities relating to effecting the transfer of the Marketing Authorization, renewals, variations, etc.) are further described in the Transitional Services Agreement as set out Schedule 10.
(ii)	The obligations and responsibilities of the Parties with respect to regulatory activities that relate to the period after the relevant MA Transfer Date (e.g. activities relating to renewals, variations, etc.) are further described in the Transitional Services Agreement as set out Schedule 10.
(iii)	The Regulatory Services (as defined in the Transitional Services Agreement as set out in Schedule 10), such as but not limited to variations, renewals, product quality review ("PQR"), (annual) stability studies, transport stability studies, PSUR (to the extent foreseen in said Schedule 10), change controls triggered by the Purchaser or the Purchaser's supplier, shall only be provided by the Seller during the term of the Transitional Services Agreement if in advance a Regulatory Plan between the Parties is agreed in writing which includes the scope and workload of such Regulatory Services, and provided all costs related to Regulatory Services shall be borne by the Purchaser. The Purchaser shall provide the Seller on a quarterly basis a Regulatory Plan which sets out the Regulatory Services and such Regulatory Plan shall be reasonable.

13.2	Subject to this Agreement, the Purchaser shall be solely responsible (at its own sole cost and expense) for:
(a)	preparing and submitting all notices, applications, submissions, reports and other instruments, documents, correspondence or filings necessary to obtain a transfer to the Purchaser of each Marketing Authorization (including the payment of any fees payable in connection therewith). In the event that the above submission is required by Applicable Laws to be done by the MA Holder, the Seller shall or shall procure that the MA Holder shall negotiate, acting reasonably and in good faith, with the Purchaser appropriate ways to assist the Purchaser to perform the required submissions; and
(b)	obtaining any other consents, approvals, registrations, certificates, permits, licenses or other approvals of applicable Governmental Entities or Regulatory Authority required to import, export, market, promote, sell and distribute any Product in the relevant Territories, provided that, where the MA Holder is part of the Seller Group, the Seller shall or shall cause the MA Holder shall provide support activities (in accordance with the Transition Services Agreement) until the Marketing Authorizations are transferred.
13.3	At or following Closing, the Seller shall, as soon as reasonably practicable:
(a)	in accordance with Clause 9, assign all Business Contracts to the Purchaser of which the Seller is not the Marketing Authorization Holder and the Seller will not be responsible for any change requested by the Purchaser on those Marketing Authorizations;
(b)	sign any notices, applications, submissions, reports and other instruments, documents, correspondence or filings presented to it by the Purchaser that are reasonably necessary for:
(i)	the transfer to the Purchaser or any of its Affiliates of any Marketing Authorization; or
(ii)	maintaining, renewing or varying any Marketing Authorization in the period from Closing until the relevant MA Transfer Date;
(c)	provide notice of its consent to the transfer of all Marketing Authorizations to the Purchaser or any of its Affiliates if required by any applicable Governmental Entity or Regulatory Authority;
(d)	provide to the Purchaser any information or other data or technical or other information in its possession that relates to the Marketing Authorizations in the Territory and that are required by any applicable Governmental Entity or Regulatory Authority and reasonably requested by the Purchaser to assist the Purchaser with obtaining the transfer to the Purchaser or any of its Affiliates of any Marketing Authorization ("MA Transfer Documentation"), provided that, except as specifically indicated herein, nothing in this Clause 13 shall oblige the Seller or any MA Holder to carry out any additional clinical trials, testing or manufacturing; and
(e)	upon the Purchaser's request, provide the Purchaser with reasonable assistance required to enable the Purchaser or any of its Affiliates to carry out the activities described in Clauses 13.2(a) and 13.2(b).

13.4	Until the relevant MA Transfer Date in a specified jurisdiction, the Seller shall be responsible for all communications with any Governmental Entity or Regulatory Authority (as defined in Schedule 10) (including reviewing, processing, and responding to requests for information) in respect of the Products. The Parties shall cooperate in respect of all communications with any Governmental Entity or Regulatory Authority relating to any Product and exchange information related thereto, and to the extent reasonably possible given the applicable time frame for responding, the Seller shall provide the Purchaser with the reasonable opportunity to review and comment upon any proposed response to a Governmental Entity or Regulatory prior to its submission. Failure of the Purchaser’s to submit any comment to the Seller in due time shall not, in any event, prevent the Seller from submitting any required response. For the avoidance of doubt, until the relevant MA Transfer Date, the Seller will communicate with the Regulatory Authorities directly regarding all aspects related to the manufacturing activities in respect to the Products.
13.5	The Purchaser shall use all reasonable endeavours to file and submit to the applicable Governmental Entity or Regulatory Authority all filings required to request the transfer to the Purchaser or any of its Affiliates of all Marketing Authorizations (or their replacements) as soon as possible after, and in any event, within twelve (12) months from, the Closing Date. To the extent that any Marketing Authorization has not been transferred in accordance with this Clause 13.5, the Parties shall co-operate, to the extent reasonably feasible, at the Purchaser's costs (in accordance with the Transitional Services Agreement) to enable the Purchaser to obtain equivalent marketing authorizations.
13.6	Without prejudice to the provisions of this Clause 13, neither the Seller nor any MA Holder shall have any liability to the Purchaser or any MA Transferee in the event that any relevant Governmental Entity or Regulatory Authority does not grant its approval for or refuses the transfer of any Marketing Authorization, or terminates or invalidates any Marketing Authorization or imposes any further obligations, commitments or liabilities in relation to such Marketing Authorization to the extent that the Seller is otherwise in compliance with the terms of this Agreement, including the Transitional Services Agreement.
13.7	The Purchaser acknowledges that Applicable Laws may prevent certain Marketing Authorizations from being transferred by the relevant MA Holders and that the relevant MA Transferee may have to re-register such Marketing Authorizations in its own name. The Seller procures that the relevant MA Holder shall provide the relevant MA Transferee with such assistance and documents as may be reasonably required in order for such Marketing Authorization to be re-registered in the name of the relevant MA Transferee and shall use its reasonable endeavours to ensure that any such Marketing Authorization is (as soon as reasonably practicable following notification from the Purchaser that the MA Transferee has obtained a replacement marketing authorization in its own name) no longer held in its name.
13.8	After the date on which a Marketing Authorization is transferred to (or re-registered in the name of) the relevant MA Transferee ("MA Transfer Date"), and subject to the terms of the Transitional Services Agreement, the Purchaser shall and shall procure that such MA Transferee assumes and is solely responsible for:
(a)	obligations as the holder of such Marketing Authorization including, but not limited to, payment of fees, conducting all communication with the appropriate Governmental Entities, and performance of pharmacovigilance activities related to such Marketing Authorization;
(b)	all activities in the Territory and actions (including all communication with Third Parties in respect of any Product sold after Closing and product recalls) required by the applicable rules and regulations of the Governmental Entities in connection with such Marketing Authorization; and
(c)	any and all outstanding commitments and obligations (including ongoing variations and renewals) to the relevant Governmental Entities with respect to such Marketing Authorization, save for any such commitments or obligations arising from a breach of Clause 13 by the Seller.

13.9	Unless otherwise dictated by Applicable Laws or Governmental Entities (or unless otherwise agreed in writing by the Seller and the Purchaser including in the Safety and Data Exchange Agreement, the Regulatory Plan or the Transitional Services Agreement) after the Closing Date but prior to the MA Transfer Date:
(a)	the Seller procures that the MA Holders shall carry out pharmacovigilance activities related to the Marketing Authorizations and progress any registrations, variations or renewals to Marketing Authorizations initiated by the Seller or any member of the Seller Group prior to the MA Transfer Date according to the roles and responsibilities in the Regulatory Plan and according to the specifications in the Transitional Services Agreement; and
(b)	to the extent permitted by the terms of the relevant Marketing Authorization, the Purchaser or any member of the Purchaser Group shall market, distribute and sell the Products which are the subject of such Marketing Authorization in the name of the Seller or the relevant MA Holder (and, for the avoidance of doubt, the proceeds of any such marketing, distribution, and sales shall be for the benefit of the Purchaser). Subject to the Parties obligations under the Transitional Services Agreement, the Purchaser shall indemnify and hold the Seller and any member of the Seller Group and any MA Holder harmless from and against any documented internal and Third Party Costs incurred or suffered by any of them in relation to the marketing, distribution and sale of the Products by the Purchaser or any member of the Purchaser Group under this Clause 13.9(b), except if, and to the extent that, any such Costs are caused by a the gross negligence or fraud of the Seller, any member of the Seller Group or the relevant MA Holder or a material breach by the Seller of any of its obligations under this Clause 13, or if the Seller is otherwise responsible for such Costs pursuant to the terms of this Agreement or the Transitional Services (for example, to the extent such Costs are an Excluded Liability).
13.10	Subject to the Transitional Services Agreement, the Purchaser grants, with effect from Closing, to the Seller and all members of the Seller Group, a royalty-free, non-assignable and non-sublicensable license to use any Intellectual Property Rights owned by the Purchaser (pursuant to the transfer of such rights under this Agreement) that are used in connection with the distribution, marketing and sale of the Products in the Territory, provided that such license (i) shall be limited, in respect of each Product, to those countries in the Territory subject to a Benefit Arrangement in accordance with the Transitional Services Agreement; and (ii) in each such country, shall terminate automatically on the termination of such Benefit Arrangement, as specified in the Transitional Services Agreement.
13.11	In connection with any matters set out in this Clause 13, the Purchaser shall fully bear:
(a)	except to the extent otherwise contemplated by the Transitional Services Agreement (and included in the services fees payable to the Seller thereunder), all external Costs (including but not limited to external resources, notary cost, legalization cost, translation cost, and out-of-pocket expenses) (other than Taxes, without prejudice to Clause 19) suffered or incurred by the Seller, the relevant MA Holder or any member of the Seller Group in relation to the performance of its obligations under this Clause 13 and the transfer of such Marketing Authorizations to the Purchaser or any member of the Purchaser Group or any MA Transferee, (including any maintenance, renewal, transfer or similar fees and any other out-of-pocket expenses incurred in connection with the maintenance and transfer of any Marketing Authorization) for the period from the Closing Date to the relevant MA Transfer Date; such Costs shall be reimbursed by the Purchaser to the Seller or the relevant MA Holder within [REDACTED] days of the delivery to the Purchaser by the Seller or the relevant MA Holder of a copy of the invoice as evidence of any such fees and expenses; and

(b)	in accordance with the Transitional Services Agreement, the internal costs, (including but not limited to internal resource cost) suffered or incurred by the Seller or any member of the Seller Group or MA Holder in relation to the performance of its obligations under this Clause 13 and the transfer of such Marketing Authorizations, plus a mark-up of [REDACTED] per cent.
For the avoidance of doubt, the Purchaser shall be responsible, at its own expense, from the Closing Date for obtaining any other consents, approvals, registrations, certificates, permits, licenses or other approvals of applicable Governmental Entities required for the continuation of the Business.

13.12	Neither the Seller nor any member of the Seller's Group shall have any other obligations with respect to the transfer of the Marketing Authorization to the Purchaser and the maintenance of said Marketing Authorizations after Closing except as expressly set out in this Clause 13 and/or the Transitional Services Agreement.
13.13	The Parties have agreed to insert all additional relevant regulatory provisions under the Regulatory Plan and/or the Transitional Services Agreement as set out in Schedule 10. To the extent there is any discrepancy between this Clause 13, the Regulatory Plan or Schedule 10 (the Transitional Services Agreement), the following order of precedence shall apply: Schedule 10, this Agreement, and then the Regulatory Plan shall prevail.
13.14	The Parties have agreed in Schedule 10, on an appropriate pharmacovigilance agreement (the Safety and Data Exchange Agreement) in line with reasonably customary terms and market practice.
14.	Intentionally deleted
15.	BUSINESS RECEIVABLES
15.1	The Purchaser shall not acquire, or procure the acquisition of, the Business Receivables and accordingly the Seller or, as the case may be, the Other Sellers (as applicable) shall remain entitled to the Business Receivables in accordance with the terms of this Clause 15.
15.2	The Purchaser agrees that the Seller or the Other Sellers shall be responsible for the collection of any of the Business Receivables and that:
(a)	the Seller or any of the Others Sellers shall be entitled to take such reasonable steps that are consistent with past practices in the Ordinary Course of Business as it may think fit and reasonable to recover any Business Receivables;
(b)	the Purchaser shall not take, and shall procure that no other member of the Purchaser's Group takes, any step to collect any of the Business Receivables (unless agreed in advance and in writing with the Seller or relevant Other Sellers), and shall not do anything to hinder their collection by the Seller or relevant Other Sellers; and
(c)	if the Purchaser or any other member of the Purchaser's Group should receive any communication or payment (subject to Clause 11) in respect of any Receivable, the Purchaser shall give, or shall procure that there are given, written details of any such communication or payment to the Seller as soon as reasonably practicable following receipt thereof.
15.3	The Purchaser shall provide reasonable assistance to the Seller and the Other Sellers in collecting the Business Receivables from Third Parties with whom the Purchaser has an existing relationship.
16.	INSURANCE
16.1	From the Closing Date, the Seller shall ensure that appropriate insurance policies covering the Business be maintained by it or by members of the Seller Group in order to implement tail coverage in respect of the Existing Stock which shall not be longer than twelve (12) months from Closing.

16.2	All insurance cover arranged in relation to the Business by the Seller or any member of the Seller Group (whether under policies maintained with Third Party insurers or other members of the Seller Group) shall cease (other than in relation to insured events taking place before Closing) with effect from the Closing Date and no member of the Purchaser Group shall make any claim under any such policies in relation to insured events arising after the Closing Date. The Seller and the relevant members of the Seller Group shall be entitled to make arrangements with its insurers to reflect this Clause, subject to obtaining customary tail coverage.
17.	POST-CLOSING
17.1	The Seller undertakes to forward and transfer to the Purchaser as soon as practicable, any payments (subject to Clause 11), documents, information, communications or correspondence which any of the Seller or any member of the Seller Group may receive after the Closing Date in relation to the Business Assets and which should have properly been paid or addressed to the Purchaser or any member of the Purchaser Group, and agrees that any payments so received by any of them after the Closing Date in relation to the Business Assets shall be held by the relevant receiving Party as agent of the Purchaser, as the case may be, pending such transfer. The Purchaser undertakes to take all measures reasonably necessary and useful to ensure that such payments, documents, information, communications or correspondence are directed to the appropriate member of the Purchaser Group as soon as practicable after Closing Date.
17.2	The Purchaser undertakes to forward and transfer to the Seller as soon as practicable, any payments (subject to Clause 11), documents, information, communications or correspondence which any of the Purchaser or any member of the Purchaser Group may receive after the Closing Date in relation to the Business and which should have properly been paid or addressed to the Seller or any member of the Seller Group, and agrees that any payments so received by any of them after the Closing Date shall be held as agent of the Seller or the relevant Other Seller, as the case may be, pending such transfer. The Seller undertakes to take all measures reasonably necessary and useful to ensure that such payments, documents, information, communications or correspondence are directed to the appropriate member of the Seller Group as soon as practicable after the Closing Date.
17.3	Subject to Section 7, to the extent that the Seller was not able to deliver any of the Assets, Business Intellectual Property and/or Business Information to the Purchaser on the Closing Date, the Seller shall (i) use reasonable endeavours to identify and deliver the same as soon as reasonably practicable and (ii) make available for collection upon request of the Purchaser those Assets, Business Intellectual Property and/or Business Information that are not delivered under (i). For a period of [REDACTED] following the Closing Date, each member of the Purchaser Group shall provide the Seller with reasonable access at reasonable times to (and the right to take copies of) the Business Information. The provisions in this Clause 17.3 are in addition to those set out in Clause 11.
17.4	For a period of [REDACTED] following the Closing Date, no member of the Purchaser Group shall dispose of or destroy any of the Exclusive Business Information without first giving the Seller at least two (2) months' notice of its intention to do so and giving the Seller a reasonable opportunity to inspect any of them.
17.5	Within sixty (60) Business Days of Closing, the Parties will draft a regulatory plan (the “Regulatory Plan”) in which they will define regulatory strategy. The Parties will agree on the regulatory resources needed for the implementation of this Regulatory Plan in light of the Parties' respective resources and will define the estimated cost, including but not limited to internal and external costs, out of pocket costs, notarization costs, legalization costs, CPP, samples and reference samples, filing, and RA authority costs, it being understood that all documented Third Party and Seller costs related to this regulatory activity will be borne by the Purchaser, unless otherwise agreed by the Parties in writing (including under the Transitional Services Agreement.

18.	UCB MARKS
18.1	Without prejudice to the provisions of Clause 13.3 and subject to Clauses 18.2 and 18.3 and the Transitional Services Agreement in Schedule 10, the Purchaser shall procure that as soon as practicable and, in any event, within six (6) months after the Closing Date, the Business shall cease to use or display any UCB Mark and any Seller Group promotional material. The Seller hereby grants, with effect from Closing, to the Purchaser a non-exclusive, royalty-free, fully-paid, non-assignable (without the right to sub-license) license to use the UCB Marks owned by the Seller (or a member of the Seller Group) in the Territory for the below period, as applicable:
(a)	any materials (including sales literature and stationary) of the Business Assets, in each case solely to the extent such materials bear any UCB Marks as at the Closing Date, such license to commence on the Closing Date and terminate on the date falling six (6) months after the Closing Date;
(b)	any Existing Stock, solely to the extent that the Existing Stock bears any UCB Mark as at Closing, such license to commence on the Closing Date and terminate, on a jurisdiction by jurisdiction basis, on the applicable Inventory License Date in respect of such jurisdiction. In respect of each jurisdiction forming part of the Territory, the “Inventory License Date” shall be a number of months after the Closing Date that the Purchaser validly transfers the Marketing Authorization in respect of such jurisdiction, plus the number of months of “inventory coverage” listed in the Closing Date Inventory Schedule in respect of such jurisdiction. [REDACTED: SPECIFIC EXAMPLE OF INVENTORY LICENSE DATE CALCULATION].
[REDACTED: TABLE OF JURISDICTIONS]
18.2	The Purchaser shall have no right to use any of the UCB Marks as part of a corporate or trading name and undertakes not to hold itself out of otherwise represent itself to be a member of, or to be associated or connected with any member of business venture of the Seller Group.
18.3	The Purchaser shall as soon as reasonably practicable (and in any event within six (6) months after the Closing Date), prepare and use new sales literature and stationery which does not bear any of the UCB Marks.
18.4	As soon as reasonably practicable after the Closing Date, but only if deemed appropriate by the Parties, the Purchaser and the Seller shall send out a joint notice to the Governmental Entity, suppliers, customers and clients of the Business, or parties to the Business Contracts which they jointly determine concerning the transfer of the Business with effect as of the Closing Date.
18.5	The Purchaser agrees that this Agreement shall not limit the Sellers ability to use, register, sell or otherwise deal in the UCB Marks or any marks incorporating the UCB Marks in any territory and that Clause 12.5 above shall not apply to any UCB Marks or any marks incorporating the UCB Marks.
19.	TAXES
19.1	All sums payable under this Agreement, shall be paid free and clear of all deductions or withholdings whatsoever, including but not limited to purchase taxes, stamp duties, registration, transfer or similar taxes, to the extent applicable, and exclusive of any VAT chargeable thereon. If the law requires any deduction or withholding from such payment in respect of an obligation of any member of the Seller Group or an obligation of any member of the Purchaser Group then, except in relation to interest, the payer shall be obliged to pay the recipient such additional sum as will, after the deduction or withholding has been made (and taking into account any Tax deduction, credit or refund that the recipient would receive as a result of the deduction or withholding), leave the recipient with the same amount it would have received in the absence of the requirement to make a deduction or withholding.

19.2	The Purchaser shall severally bear any and all VAT and Transfer Taxes that may be imposed, payable, collectible or incurred in connection with the sale, purchase, transfer, assignment or license of any Business Asset to the Purchaser or the implementation of this Agreement and all other agreements referred to in it. For the avoidance of doubt, the Purchaser shall not be liable for any Tax incurred by, or imposed on, the Seller or any Other Seller in relation to any transfer of any Business Asset from one member of the Seller Group to another member of the Seller Group, or for any other reorganization or reconstruction of the Seller Group.
19.3	The Seller (on behalf of itself and each relevant member of the Seller's Group) and the Purchaser (on behalf of itself and each relevant member of the Purchaser's Group) intend that the transfer of the Business and the Business Assets pursuant to this Agreement shall be treated under:
(a)	Article 19 of the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112);
(b)	any provision imposed in a member state of the European Union thereby, or pursuant thereto; or
(c)	any equivalent provision applicable elsewhere,
as a transaction which does not give rise to any supply for VAT purposes, or which is otherwise outside the scope of VAT, or in respect of which no VAT is otherwise payable, and agree to use all reasonable endeavours and take all necessary steps to secure that such treatment applies.
19.4	Notwithstanding Clause 19.3, where, pursuant to the terms of this Agreement, the Seller or any other member of the Seller's Group (the "Supplier") makes a supply to the Purchaser or any other member of the Purchaser's Group (the "Recipient") for VAT purposes and VAT is or becomes chargeable on such supply for which the Supplier is required to account to the relevant Tax Authority, the Recipient shall, subject to the receipt of a valid VAT invoice in respect of such supply (if required by Applicable Law), pay to the Supplier in additional to the consideration for such supply, a sum equal to the amount of such VAT.
19.5	Where the Recipient has paid to the Supplier an amount in respect of VAT under Clause 19.4 and the relevant Tax Authority subsequently determines that all or part of the VAT the subject of such amount was not properly chargeable, the Supplier shall promptly repay such amount as was not properly chargeable to Recipient and provide the Recipient with a valid credit note for VAT purposes (if required by Applicable Law).
19.6	Notwithstanding anything in this Agreement, the Seller shall not be required to deliver to the Purchaser the VAT records (if any) relating to the Assets (or any of them) (the "VAT Records").
19.7	The Seller shall preserve the VAT Records on behalf of the Purchaser for such period as may be required by Applicable Laws, and shall during that period permit the Purchaser reasonable access to them to inspect or make copies of them.
19.8	The Seller and the Purchaser shall:
(a)	timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax returns or other reports with respect to Transfer Taxes;
(b)	reasonably assist any other party in preparing any Tax returns which such other party is responsible for preparing and filing in;
(c)	reasonably cooperate in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns relating to Business Assets; and

(d)	comply with their respective obligations as further set out in the Transitional Services Agreement.
19.9	Notwithstanding the foregoing or any other provision in this Agreement, the Purchaser shall not have the right to receive or obtain any information relating to Taxes of the Seller or any of its predecessors other than information relating to the transactions effected pursuant to this Agreement.
20.	PAYMENTS
20.1	Subject to the requirements of any Applicable Law and as may be required under any local transfer document, any payment to be made pursuant to this Agreement to the Seller (or any member of the Seller Group) shall be made to the Seller's Bank Account (with the Seller acting with respect to payments benefiting members of the Seller Group other than the Seller, merely as a recipient agent for the account and on behalf of such member of the Seller Group) and the obligation to make such payment shall be discharged by the receipt thereof by the relevant bank. The Seller agrees to pay each member of the Seller Group that part of each payment to which it is entitled. The Seller hereby acknowledges that it is acting on behalf of all members of the Seller Group and that the Purchaser shall have no liability to any member of the Seller Group in respect of any payment validly made hereunder directly to the Seller (on behalf of the Seller Group).
20.2	Any payment to be made pursuant to this Agreement to the Purchaser (or any member of the Purchaser Group) shall be made to the Purchaser's Bank Account and the obligation to make such payment shall be discharged by the receipt thereof by the relevant bank.
20.3	Payment under Clauses 20.1 and 20.2 shall be in immediately available funds by electronic transfer on the due date for payment.
20.4	If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.
21.	WARRANTIES
21.1	The Warranties of each Parties are set out in Schedule 5 for the Seller's Warranties and in Schedule 6 for the Purchaser's Warranties.
21.2	Other than the Warranties set out in Schedule 5, neither the Seller nor any Other Seller makes any representation or warranty, and the Purchaser agrees that neither the Seller nor any Other Seller shall have any liability whatsoever, with respect to any representation or warranty that is not expressly warranted by the Seller in the Warranties. Similarly, other than the Warranties set out in Schedule 6, the Purchaser makes no other representation or warranty, and the Seller agrees that the Purchaser shall have no liability whatsoever, with respect to any warranty that is not expressly warranted by the Purchaser in this Agreement.
21.3	Notwithstanding anything to the contrary in this Agreement, the contents and scope of the Warranties given by the Seller as at the Effective Date shall be limited or qualified by, and the Purchaser shall have no right to make any claim in respect thereof, with respect to, those facts, matters or circumstances which are fairly disclosed in the Data Room with sufficient detail that a reasonable purchaser would be able to ascertain the importance, nature and scope of such fact, matter or circumstance being disclosed; provided that such fact, matter or circumstance has been disclosed on or prior to 11:59 p.m. (CET) on January 29, 2016. The Seller has used reasonable efforts to provide the information in the Data Room in a reasonably coherent manner and to ensure that the relevant information and documents are disclosed in the right section or folder of the Data Room and has not wilfully sought to hide any specific disclosures in the Data Room.
21.4	The Warranties shall be subject to the limitation on liabilities and other provisions set out in Clause 22.

21.5	Each Warranty shall be construed as a separate and independent warranty and, except where expressly provided to the contrary, shall not be limited or restricted, or widened or extended, by reference to or interference from the terms of any other Warranty.
22.	LIMITATION OF LIABILITY and indemnification
22.1	Except as otherwise expressly stated, the Seller shall not be liable for any claim under the Seller Warranties or under this Agreement if and to the extent that:
(a)	the facts, matters or circumstances which are the subject matter of such claim are fairly disclosed in accordance with Clause 21 (as applicable); or
(b)	the liability would have not arisen but for:
(i)	a change in legislation or a change in the interpretation of legislation on the basis of case law made after the date of this Agreement (whether relating to taxation, the rate of taxation or otherwise) or any amendment to or the withdrawal of any practice previously published by any taxation authority, in either case occurring after the date of this Agreement, whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part; or
(ii)	any act or omission of the Seller on or before Closing carried out at the written request of the Purchaser or any act or omission of the Purchaser after Closing; or
(iii)	a cessation, or any change in the nature or conduct, of the activity of developing, manufacturing, marketing and selling the Products occurring on or after Closing, save where such cessation or change is made to comply with Applicable Law or regulation or an obligation of the Seller prior to Closing.
22.2	If the Purchaser wishes to make a claim under this Agreement against the Seller or any member of the Seller Group, the Purchaser shall procure that any such claim shall only be made by the Purchaser against the Seller (for itself and/or as agent for the relevant Other Sellers) in accordance with this Clause 22. The Purchaser and any member of the Purchaser Group expressly waive any right to claim for indemnification against the Seller and any Other Seller for any Costs which are payable to any of Purchaser or any member of the Purchaser Group under the indemnities provided in this Agreement, otherwise than in accordance with, and subject to the conditions of, this Clause 22.
22.3	If the Seller or any of the Other Sellers wish to make a claim under this Agreement against the Purchaser, the Seller shall procure that any such claim shall only be made by the Seller (for itself and/or as agent for the relevant Other Sellers) against the Purchaser in accordance with this Clause 22. The Seller and each Other Seller expressly waive any right to claim for indemnification against the Purchaser, for any Costs which are payable to any of Seller or any Other Seller under the indemnities provided in this Agreement otherwise than in accordance with, and subject to the conditions of, this Clause 22.
22.4	For the purposes of this Clause 22, whichever of the Seller or the Purchaser is bringing a claim (whether as agent or otherwise) in accordance with Clause 22, as the case may be, is termed the “Claimant Party” and the other of them is termed the “Defendant Party”.
22.5	The procedure to claim indemnification under Clause 22 shall be as follows:
(a)	The Claimant Party shall as soon as reasonably practicable after the discovery of the matter on which the claim may be based or after the receipt of a Third Party claim, send to the Defendant Party a claim notice specifying in reasonable detail the nature of and the legal grounds for the claim and, where practicable, the estimated amount to be paid by the Defendant Party. Upon request of the other Party, the Claimant Party shall provide, in relation to Third Party claims, all information reasonably relevant to investigate the matter alleged to give rise to such Third Party claims and provide a copy of any correspondence or document relating to such claims.

(b)	If the claim is the result of, or in connection with, a claim by or a liability towards a Third Party then:
(i)	the Claimant Party shall give the Defendant Party, its accountants and legal and other advisers reasonable facilities to investigate the matter alleged to give rise to the Third Party claim and provide to the Defendant Party all correspondence or documents held by the Claimant Party or any of its Affiliates relating to the Third Party claim as the Defendant Party may reasonably request; and
(ii)	the Claimant Party shall consult with the Defendant Party as regards the conduct of any proceedings arising out of such Third Party claim, taking into consideration any reasonable request of the Defendant Party in connection with the claim, or if the Defendant Party agrees that it shall indemnify and promptly reimburse the Claimant Party for any Costs which may be incurred thereby, then the Claimant Party shall:
(i)	give the Defendant Party, its accountants and legal and other advisers reasonable facilities to investigate the matter alleged to give rise to the claim and provide to the Defendant Party all correspondence or documents held by the Claimant Party relating to the Third Party claim as the Defendant Party may reasonably request;
(ii)	take such action as the Defendant Party shall reasonably request (after consulting with the Claimant Party) in order to avoid, dispute, resist, appeal, compromise or settle any such claim, including instructing such attorneys and advisers as the Defendant Party may nominate to represent the Claimant Party in connection with the claim and communicating to such attorneys and advisers the Defendant Party’s instructions concerning the handling of the claim, and obtain instructions from the Defendant Party as regards the conduct of any proceedings arising out of such claim; and
(iii)	not admit any liability or settle the claim without the Defendant Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed), provided that, in relation to the rights granted under this Clause 22.6(b), the Defendant Party shall act reasonably and shall not be entitled to take any action that would or might reasonably be expected to result in a Material Adverse Effect as further described below. Failure of the Claimant Party to comply with the provisions of this Clause 22 shall not relieve the Defendant Party of any liability in respect of the claim in question but may be taken into account in calculating any such liability, to the extent that the Defendant Party establishes that such liability is increased by such failure.
In the event of a Third Party claim, the Defendant Party shall have the right, if it so elects, to assume the defence of the Third Party claim and for such purpose may retain counsel of its choice, to represent the Claimant Party and any others the Defendant Party may designate in connection with the Third Party claim in question and shall pay the fees and disbursements of such counsel with regard thereto. The Claimant Party shall have the right to participate in the defence of any Third Party with counsel selected by it subject to the Defendant Party's right to control the defence thereof. The fees and disbursements of such counsel shall be at the expense of the Claimant Party, provided that if in the reasonable opinion of counsel to the Claimant Party, (A) there are legal defences available to an Claimant Party that are different from or additional to those available to the Defendant Party; or (B) there exists a conflict of interest between the Claimant Party and the Defendant Party that cannot be waived, the Defendant Party shall be liable for the reasonable fees and expenses of one counsel to the Claimant Party in each applicable jurisdiction. If requested by the Defendant Party, the Claimant Party agrees to cooperate in good faith and at the expense of the Defendant Party with the Defendant Party and its counsel in contesting any such Third Party claim which the Defendant Party defends, or, if appropriate and related to the Third Party claim in question, in making any counterclaim against the person asserting the Third Party claim in question, or any cross-complaint against any person.

Notwithstanding any other provision of this Agreement, the Defendant Party shall not enter into settlement of any Third Party claim without the prior written consent of the Claimant Party, except as provided in this paragraph. If a firm offer is made to settle a Third Party claim without leading to liability or the creation of a financial or other obligation on the part of the Claimant Party and provides, in customary form, for the unconditional release of each Claimant Party from all liabilities and obligations in connection with such Third Party Claim and the Defendant Party desires to accept and agree to such offer, the Defendant Party shall give written notice to that effect to the Claimant Party. If the Claimant Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Claimant Party may continue to contest or defend such Third Party claim and, in that event, the maximum liability of the Defendant Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Claimant Party fails to consent to such firm offer and also fails to assume defence of such Third Party claim, the Defendant Party may settle the Third Party claim upon the terms set forth in such firm offer to settle such Third Party claim. If the Claimant Party has assumed the defence under this paragraph, it shall not agree to any settlement without the written consent of the Defendant Party (which consent shall not be unreasonably withheld or delayed).
22.6	Indemnification
(a)	From, and after, the Closing, and subject to the provisions of this Clause 22, the Seller hereby agrees to indemnify and hold harmless the Purchaser and/or its Affiliates, and their respective officers, directors, employees, shareholders and agents (collectively, the “Purchaser Indemnified Parties”), from and against any and all Costs incurred by the Purchaser and/or its Affiliates in connection with:
(i)	in accordance with Clause 9.3, any Contract Liabilities (to the extent not related to Purchaser Requested Changes); and
(ii)	in accordance with Clause 10.3, any Excluded Assets or Excluded Liabilities.
(b)	From, and after, the Closing, and subject to the provisions of this Clause 22, the Purchaser hereby agrees to indemnify and hold harmless the Seller and/or its Affiliates, and their respective officers, directors, employees and agents (collectively, the “Seller Indemnified Parties”), from and against any and all Costs incurred by the Seller and/or the Seller’s Affiliates in connection with:
(i)	in accordance with Clause 9.3, any Contract Liabilities related to Purchaser Requested Changes; and
(ii)	in accordance with Clause 10.1, any Assumed Liabilities.
22.7	Any claims made by the Purchaser or the Seller in relation to the Warranties or otherwise under this Agreement are subject to the following limitations, other than in the case of the Clause 9.3 (Contract Liabilities), Clause 10.2 (Assumed Liabilities), Clause 10.4 (Excluded Assets and Excluded Liabilities), Clause 7.6(a) (Payment of the Price and the Existing Stock) and which shall not be subject to this Clause 22.7:

(a)	Time limitation
(i)	Subject to Clause 22.7(a)(ii), the Parties hereby agree that the Seller Warranties and the Purchaser Warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder until (and including) [REDACTED] after the Closing Date and any claim arising out, or resulting from, an alleged inaccuracy or breach of any such Warranties must be made on or prior to the expiration of such [REDATED] period; provided that the specific Seller Warranties and the Purchaser Warranties, as applicable, contained in Sections [REDACTED] of Schedule [REDACTED] and Sections [REDACTED] of Schedule [REDACTED] (collectively, the “Fundamental Representations”) shall survive for [REDACTED] years from the Closing Date.
(ii)	Any claim in respect of Taxes shall survive for [REDACTED].
(iii)	All covenants and agreements contained herein which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Closing Date, including the indemnities in this Clause 22 shall survive the Closing for the shorter of (x) the period explicitly specified therein, and (y) the applicable statute of limitations.
(b)	Minimum claims

Neither Party shall be liable in respect of any claim for indemnification pursuant to this Agreement in respect of any such claim (other than claims for breaches of Fundamental Representations, fraud or wilful misconduct) arising from any single circumstance if the amount of the claim does not exceed EUR [REDACTED]. For the purpose of this Clause 22.7(b), any series of claims in respect of related facts or circumstances will, together, be regarded as a claim arising from a single circumstance.
(c)	Aggregate minimum claims
In addition to the limit set forth in Clause 22.8(b), in respect of any claim under this Agreement (other than in respect of breaches of Fundamental Representations, fraud or wilful misconduct), the Party providing indemnification shall not be liable in respect of any such claim (other than in respect of breaches of Fundamental Representations, fraud or wilful misconduct) until the aggregate amount of all such claims for which such indemnifying party would otherwise be liable exceeds an amount equal to [REDACTED] of the Price (the “Threshold”) in which case the applicable indemnifying Party shall be liable for the excess only.
(d)	Maximum liability
The maximum liability of a Party in respect of any claim, individual or in the aggregate, under this Agreement, other than breaches of Fundamental Representations, fraud or wilful misconduct, shall not exceed an amount equal to [REDACTED] of the Price; provided that, except for fraud or wilful misconduct, each Party’s maximum liability on the part of such Party in connection with the Transactions contemplated by this Agreement (including any breaches of Fundamental Representations) shall be limited to the Price.
(e)	[REDACTED].
(f)	For the avoidance of doubt, none of the limitations in 22.7 shall apply to the Purchaser’s payment obligations in accordance with Clause 7.6(a).

(e)	For the avoidance of doubt, in respect of any claims made by a Party under the Transitional Services Agreement, (i) the limitations in 22.7(c) and the minimum claim threshold under 22.7(b) shall not apply and (ii) the maximum liability of a Party in respect of any claim, individual or in the aggregate, under the Transitional Services Agreement, other than in respect of fraud or wilful misconduct, shall not exceed an amount equal to EUR [REDACTED].
22.8	The amount of any Costs incurred or suffered by the Claimant Party in respect of any claim made by it under the Warranties or otherwise under this Agreement shall be determined after deduction of:
(a)	any insurance proceeds obtained by the Claimant Party with respect to such Costs;
(b)	any relief to which the Claimant Party or any Affiliate of the Claimant Party is entitled in relation to the facts or circumstances giving rise to such Costs; and
(c)	any amount recovered by the Claimant Party from any other Third Party in relation with the event leading to the Costs.
The Claimant Party shall use its reasonable endeavour to obtain any proceeds, relief or recovery referred to in Clauses 22.8(a) to 22.8(c), it being understood that any reasonable Costs incurred by the Claimant Party in connection therewith shall be deemed to be Costs. If any such proceeds, refund, saving, credit, deduction, or recovery are received by the Claimant Party with respect to any Costs incurred by the Claimant Party in respect of any claim after the Defendant Party has paid an amount to the Claimant Party under this Agreement in respect of such claim, then the Claimant Party shall pay to the Defendant Party the amount of such proceeds, benefits or recoveries so received less the Costs incurred in such recovery (up to the amount paid by the Defendant Party in respect of such claim).
22.9	Each of the Seller and the Purchaser agrees, for itself and on behalf of their respective Affiliates, that it is under an obligation to mitigate any Costs, it being understood that any reasonable Costs incurred in connection with such mitigation shall be deemed to be Costs. If any of them has not taken the reasonably appropriate measures to mitigate any Costs, the obligation of the Defendant Party to indemnify shall only arise up to the amount of such costs that would have occurred if the Claimant Party had used reasonable efforts to mitigate such costs.
22.10	The Seller shall not be liable under the Warranties or otherwise under this Agreement in respect of any action, fact or event, and any Costs to the extent that the same would not have occurred save as a result of:
(a)	action taken by the Seller or any member of the Seller Group which is requested to be taken by it under the terms of this Agreement provided that this exclusion shall not apply in relation to Taxes resulting from any action taken by the Seller or any member of the Seller Group pursuant to the terms of this Agreement;
(b)	any action taken by the Seller or any member of the Seller Group which is required to be taken by it at the request of the Purchaser (or any member of the Purchaser Group) after the Closing Date;
(c)	any action taken by the Purchaser or any member of the Purchaser Group after Closing, except if such action was expressly required to comply with Applicable Law or was necessary to prevent a significant increase in the damage to the Purchaser, its business or the Business Assets;
(d)	the passing of, or any change in, after the Closing Date, any Applicable Law or regulation including any increase in the tax rates or any imposition of taxation or any withdrawal of relief from taxation not actually (or prospectively) in effect at the Closing Date; and

(e)	any change in accounting policy or practice, or the published practice of any Tax Authority or any other practice disclosed to the Seller or any member of the Seller Group, in each case, after the Closing Date.
22.11	The Claimant Party shall not be entitled to recover from the Defendant Party under any of the provisions of this Agreement:
(a)	more than once in respect of the Costs suffered relating to the same claim; and
(b)	in any instance where the Costs relating to any claim have already been taken into account or have been recovered by the Claimant Party as a result of any other provision of this Agreement.
22.12	If any claim under this Clause 22 is based upon a liability which is contingent only, neither Party shall be liable to make any payment in connection with such claim unless and until such contingent liability gives rise to an obligation to make a payment, without prejudice of the right the Claimant Party to give notice of that claim before such time.
22.13	For the avoidance of doubt, none of the Other Sellers shall have any liability for any claims under this Clause 22, and the Seller shall be solely liable for any liability of or claims against the Other Sellers hereunder, and the Purchaser shall be entitled to bring a claim against the Seller for any claim it would have otherwise had against any Other Seller hereunder.
23.	intentionally deleted
24.	RELATIONSHIP OF THE PARTIES
24.1	The Seller agrees that it is entering into this Agreement in its own name and procures that each of the Other Sellers shall approve before the Closing Date the transactions relating to such Other Seller under this Agreement and shall duly and timely perform its obligations under this Agreement. The Seller hereby agrees on its own behalf and on behalf of the Other Sellers, that only the Seller shall be entitled to bring claims pursuant to the terms of this Agreement, and that the Other Sellers shall have no rights against the Purchaser pursuant to this Agreement. The Purchaser hereby agrees on its own behalf and on behalf of its Affiliates, that only the Purchaser shall be entitled to bring claims pursuant to the terms of this Agreement, and that the Purchaser’s Affiliates shall have no rights against the Seller pursuant to this Agreement.
25.	MISCELLANEOUS
25.1	Confidentiality, Announcements and Financing
(a)	The existence, subject matter and contents of this Agreement are confidential. Each of the Parties and the Other Sellers shall treat as confidential all information obtained as a result of entering into or performing this Agreement and is prohibited from disclosing at any time:
(i)	details of any and all provisions of this Agreement or any other agreement or document referred to in this Agreement;
(ii)	the existence of negotiations relating to this Agreement; and
(iii)	the identity of the Parties or the Other Sellers.
(b)	Notwithstanding Clause 25.1(a), the Parties and the Other Sellers and other members of the Purchaser Group may disclose confidential information:
(i)	if and to the extent required by Applicable Law (including applicable securities laws) or for the purposes of any judicial proceedings;

(ii)	to the extent of any disclosure requirement imposed by any stock exchange, financial or labour regulation or imposed by any governmental or other regulatory or supervisory authority and the relevant person may accordingly make any announcement or filing with, or to provide information to, any public authority, including competent antitrust authorities, provided however that the relevant Party shall consult with the other Party insofar as is practicable before complying with such obligation;
(iii)	to the extent necessary in order to allow the Parties, the Other Sellers to provide information to their auditors, or to instruct outside legal, accounting or other professional advisers who have been specifically retained to advise a Party in connection with the transactions contemplated in this Agreement (or any Financing related thereto) provided that, before such disclosure the disclosing party shall ensure that such person is bound by confidentiality obligations with respect to such confidential information at least as onerous as those contained herein;
(iv)	to the extent necessary in order to allow the Purchaser to raise Financing in connection with the transactions contemplated by this Agreement, to any actual or potential lenders, investors or Financing sources (and any of their respective counsel, professional advisors and accountants) of the Purchaser (for the sole purpose of allowing such Person to evaluate the Transaction); provided that, before such disclosure the disclosing party shall ensure that such person is bound by confidentiality obligations with respect to such confidential information at least as onerous as those contained herein;
(v)	if and to the extent required for the purposes of any arbitration pursuant to Clause 25.14 or for the purposes of instructing, and delivering information to, the expert in accordance with this Agreement;
(vi)	if and to the extent the information has come into the public domain through no fault of that Party or the Other Sellers;
(vii)	if and to the extent either the Seller or the Purchaser (as the case may be) has given prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed; and
(viii)	to a member of the Seller's Group or the Purchaser Group, as applicable.
(c)	For purposes of this Clause 25.1, the following information will not be deemed “confidential information”:
(i)	is or becomes generally available to the public other than as a result of a disclosure by that the Purchaser or its representatives in violation of this Clause 25.1;
(ii)	was lawfully in the possession of the Purchaser or any of its representatives prior to such information being received from the Seller or its representatives free of any restriction as to its use and disclosure (as can be demonstrated by the Purchaser’s or its representative’s written records);
(iii)	becomes available to the Purchaser or any of its representatives thereafter, provided that at the time of its receipt such information is not, to the best of the Purchaser’s and its representative’s knowledge, subject to any confidentiality or restricted-use obligation for the benefit of the any member of the Seller Group; and/or
(iv)	is independently developed by the Purchaser or any of its representatives without reference to Seller’s “confidential information (as can be demonstrated by the Purchaser’s or its representative’s written records).

(d)	The restrictions on the Purchaser and the Seller contained in this Clause 25.1 shall continue to apply after the completion of this Agreement to the date falling seven (7) years after the Closing Date.
(e)	From and after the Closing, Seller shall, and shall cause the Other Sellers and each of their respective Affiliates to, hold, and shall use its reasonable endeavours to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, the Other Sellers or any of their respective Affiliates or representatives; or (b) is lawfully acquired by Seller, the Other Sellers or any of their respective Affiliates or representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller, the Other Sellers or any of their respective Affiliates or representatives are compelled to disclose any information by judicial or administrative process or by other requirements of law, Seller shall promptly notify Buyer in writing. The permitted disclosures pursuant to Clause 25.1(b) shall apply to the restrictions contained in this Clause 25.1(e).
(f)	Except as required by Applicable Law, the Parties shall not make or issue any public announcement, circular or disclosure in connection with the existence or the subject matter of this Agreement or any of the Other Transaction Documents without the prior written approval of the other Party, such approval shall not be unreasonably delayed or withheld. In addition, each Party shall procure that no adviser or other person connected with the Party or the Party's Group shall make any such announcement, other than the announcement agreed in advance and in writing by the Parties; provided that (i) the Parties hereby agree to the disclosure provided in the press release attached as Schedule 11 hereto (the “Press Release”), and (ii) notwithstanding the foregoing, the Parties acknowledge that the Purchaser Guarantor is a public company and that the Agreement and the terms of the Other Transaction Documents will need to be publicly disclosed and the Purchaser Guarantor will be expected to publicly discuss the Transaction; provided that any such public discussions will be, in accordance with market practice, limited to the advantages and benefits of the Transaction to the Purchaser and the Purchaser Guarantor, information concerning the Products and their sales in the Territory, and shall not include any confidential information of the Seller Group or any of the Excluded Territories. The Purchaser Guarantor and the Purchaser covenant that any such disclosure will not be inconsistent with the information disclosed in the Press Release.
(g)	The restriction in Clause 25.1 shall not apply to the extent that announcement or disclosure is required by Applicable Law or by any stock exchange, industry practice in connection with the execution of a transaction, governmental or other regulatory or supervisory body or authority of competent jurisdiction to whose rules the Party making the announcement or disclosure is subject, whether or not having the force of law. Where any announcement or disclosure is made in reliance on this exception, subject in each instance to sub-clause (f) above:
(i)	the Party making the announcement or disclosure shall promptly notify the other Party, where applicable and lawful to do so, and reasonably consult with the other Party in advance as to the form, content and timing of any such announcement or disclosure or any action which the other Party may reasonably elect to take to challenge the validity of such requirement;
(ii)	the announcement or disclosure shall contain the minimum (and no more than the minimum) necessary to comply with the relevant requirements; provided that in relation to the disclosure contemplated by sub-clause (f) above, the Purchaser and the Purchase Guarantor may disclose the information in the Press Release and such non confidential information concerning the Transaction as is required, in accordance with and consistent with market practice, to discuss the Transaction publicly with analysts, provided that any such disclosure will not be inconsistent with the information disclosed in the Press Release.

For the avoidance of doubt, any other announcement or disclosure shall be subject to the Seller's prior written approval, not to be unreasonably withheld, conditioned or delayed.
(h)	The Seller shall and shall cause the Other Sellers use their reasonable endeavours to provide, upon reasonable written notice from the Purchaser and at reasonable times, such cooperation as is reasonable to allow the Purchaser to comply with any public disclosure requirements under Applicable Law in connection with the Purchaser’s public disclosure requirements under Applicable Law (including, the filing of a business acquisition report in compliance with applicable Canadian securities laws) in connection with the completion of the Transaction (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller Group), which assistance shall be limited to using their reasonable endeavours to:
(i)	furnishing to the Purchaser, as promptly as practicable with the Required Information.
(ii)	facilitating the obtaining of customary consents from the independent auditors who prepared the audited financial statements consistent with the requirements of applicable securities laws.
(i)	The Purchaser shall indemnify and hold harmless the Sellers, their Affiliates and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with any information utilized in connection therewith (other than information provided in writing specifically for use in connection with the Purchaser’s required public disclosure by or on behalf of the Sellers or their Affiliates). In addition, the Purchaser shall promptly reimburse the Sellers for all documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by the Seller Group in connection with their cooperation pursuant to this Clause 25.1(i).
(j)	For purposes of this Clause 25.1(j), “Required Information” shall mean collectively, (a) combined balance sheets and related combined statements of income and comprehensive income, changes in owner’s equity and cash flows of the Seller Group related to the Business and the Products in the Territory, prepared in accordance with the Seller’s internal controlling systems used to report in IFRS (audited accounts), for the three (3) most recently completed fiscal years of the Seller ended at least ninety (90) days before the Closing Date, and (b) unaudited combined balance sheets and related combined statements of income and comprehensive income, changes in owner’s equity (with respect to the Seller only) and cash flows of the Seller Group related to the Business and the Products in the Territory, prepared in accordance with the Seller’s internal controlling systems, for each subsequent fiscal quarter occurring after the most recent fiscal period for which audited financial statements of the Seller Group related to the Business and the Products in the Territory are provided pursuant to clause (a) above through and including the fiscal quarter of the Seller ended at least forty-five (45) days before the Closing Date, or if such fiscal quarter is the last fiscal quarter of the Seller’s fiscal year, ended at least ninety (90) days before the Closing Date.

(k)	For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in Clause 25.1(h) represent the sole obligation of the Seller and the Other Sellers and its and their officers, employees and advisors, including attorneys, financial and accounting advisors with respect to cooperation in connection with the public filing requirements. Notwithstanding anything to the contrary contained in this Agreement, including Clause 25.1(h), nothing in Clause 25.1(h) shall require any such cooperation to the extent that it would (i) require the Seller, the Other Sellers or their respective Representatives, as applicable, to waive or amend any terms of this Agreement, (ii) unreasonably interfere with the ongoing business or operations of the Seller or the Other Sellers, (iii) require the Seller or the Other Sellers to take any action that will conflict with or violate, or result in a violation of, any of the provisions of the their charters or bylaws or equivalent organizational or governing documents, in each case, as in effect on the date hereof, or any Applicable Laws or its existing credit facility (or documents related thereto or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any reasonable or customary restriction contained in any material contract in any material respect), (iv) result in any significant interference with the prompt and timely discharge of the duties of any of the Seller's executive officers, or (v) result in any officer or director of the Seller or the Other Sellers incurring personal liability with respect to any matters relating to the Purchaser’s public disclosure.
25.2	Costs
Except as otherwise provided in this Agreement or the Other Transaction Documents (including their schedules and annexes), each of the Parties and the Other Sellers shall pay its own costs incurred in connection with the negotiations, preparation, execution and implementation (including any stamp duties, duties or charges) of this Agreement and all Other Transaction Documents referred to in it.
25.3	Further assurance
Each Party shall co-operate in good faith to do and execute, or procure the doing and execution, of any acts, documents and things which (i) any Party may reasonably require for the purpose of giving effect to this Agreement and the Other Transaction Documents contemplated by it in a form satisfactory to that Party, or (ii) may be required by Applicable Law.
25.4	Severability
If any provision of this Agreement is or becomes illegal, invalid or unenforceable, then such provision shall (so far as it is or becomes illegal, invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without affecting or impairing the legality, validity or enforceability of any of the remaining provisions of this Agreement. The Parties shall then use all reasonable endeavours to replace the illegal, invalid or unenforceable provisions by a legally valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the illegal, invalid or unenforceable provision.
25.5	Notices
(a)	Any notice or other communication to be given by one Party to another under, or in connection with this Agreement shall be in writing and shall be signed by or on behalf of the Party giving it. Notices shall be delivered by hand with acknowledgment of receipt, or overnight international courier, to the address set out below and in each case marked for the attention of the relevant Party set out below (or as otherwise notified from time to time in accordance with the provisions of this Clause 25.5). Any notice so served by hand or post shall be deemed to have been duly given when delivered; provided that delivery occurs after 6.00 p.m. in the place of receipt on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9.00 a.m. on the next following Business Day.
(b)	The addresses of the Parties for any notices in connection with this Agreement are as follows:

Seller

UCB GmbH

[REDACTED: UCB ADDRESS]

With a copy to :

UCB SA

[REDACTED: UCB SA ADDRESS]

For the attention of Chief Executive Officer and the General Counsel

Purchaser

c/o Merus Labs International Inc.

100 Wellington St. West,

Suite 2110, P.O. Box 151,

Toronto, ON M5K 1H1 Canada

with a copy (which shall not constitute notice) to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036.7703 USA

Attention : Cheryl Reicin

Purchaser Guarantor

c/o Merus Labs International Inc.

100 Wellington St. West,

Suite 2110, P.O. Box 151,

Toronto, ON M5K 1H1 Canada

with a copy (which shall not constitute notice) to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036.7703 USA

Attention : Cheryl Reicin

(c)	A Party may notify the other Parties of a change to its name, relevant addressee, provided that, such notice shall only be effective on (a) the date specified in the notice as the date on which the change is to take place, or (b) if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date following five (5) Business Days after notice of any change has been given.
(d)	In proving such service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered either to the address shown thereon or into the custody of the postal authorities as registered post letter, was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.
25.6	Assignment
Neither Party shall be entitled to transfer or assign all or part of its rights under this Agreement to any Third Party, without the prior written consent of the other Party, except to its Affiliates or its legal successors or as expressly provided under Clause 12.2 (license grant) (an “Assignee”). Any transfer to an Assignee shall be effective only if the Assignee confirms in writing to, and upon receipt by, the Seller or the Purchaser (as the case may be) that it shall fully adhere to all the provisions of this Agreement, as if it were an original party to this Agreement.

25.7	Modification and Waivers
(a)	No modification, supplement, deletion, replacement or other variation to this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the Parties to it. Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.
(b)	No failure or delay by any of the Seller, the Purchaser or the Other Sellers in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.
(c)	Except as provided otherwise herein, no waiver shall be effective unless given in writing and signed by a duly authorized representative of the Party giving such waiver.
25.8	No set-off

Except as provided otherwise herein, where any amount is payable by any Party (the "Paying Party") to any other Party under this Agreement or under any of the Other Transaction Documents, the Paying Party shall not be entitled to set-off that amount against any other amount payable to it by that other Party under this Agreement or any Other Transaction Document.

25.9	Third Party

Except as otherwise expressly stated in this Agreement, a person who is not a party to this Agreement may not enforce any of its terms.

25.10	Counterparts

This Agreement may be signed in counterparts, and by the Parties to it on separate counterparts, each of which is an original however, all of which taken together shall constitute one and the same original instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

25.11	Data Room

The Seller and the Purchaser undertake that, as soon as practicable after the Effective Date, the content of all Data Room Documents shall be stored on two (2) identical DVDs, to be reviewed for validation by each of the Seller and the Purchaser, and that one copy of each such DVD shall be delivered to each Party at the latest on the Closing Date.

25.12	Entire Agreement

This Agreement, all the Other Transaction Documents and any other documents entered into pursuant to this Agreement constitute the entire agreement between the Seller, the Purchaser and the Other Sellers relating to the sale and purchase of the Business Assets and, save if and only to the extent expressly stated to the contrary in any of the Other Transaction Documents, supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

Each Party acknowledges that in agreeing to enter into this Agreement and the other Transaction Documents it has not relied on any express or implied representation, warranty, collateral contract or other assurance (except those repeated in the Transaction Documents) made by or on behalf of any other party before the entering into of this Agreement. Each Party waives all rights and remedies which, but for this Clause 25.12, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

25.13	Governing law

This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with the Agreement and such documents shall be governed by, and interpreted in accordance with English law.

25.14	Guarantees

25.14.1 The Purchaser Guarantor irrevocably and unconditionally:

(a) guarantees to the Seller punctual performance by the Purchaser of all the Purchaser's obligations under this Agreement or any Other Transaction Document;

(b) undertakes with the Seller that whenever the Purchaser does not pay any amount when due under this Agreement or any Other Transaction Document, the Purchaser Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) undertakes with the Seller to indemnify the Seller immediately on demand against any Costs suffered by the Seller:

(i) in consequence of the Purchaser's failure to perform (unless the Purchaser is objecting in good faith based on the Purchaser’s rights under this Agreement) any of its obligations under this Agreement or any Other Transaction Document; or

(ii) if any obligation guaranteed by the Purchaser Guarantor is or becomes unenforceable, invalid or illegal.

The amount of the Costs shall be equal to the amount which the Seller would otherwise have been entitled to recover hereunder from the Purchaser (subject to any limitations contained in this Agreement or any Other Transaction Document).

(d) Subject to the Purchaser’s non-performance of its obligations in accordance with Clause 25.14.1(b), the Purchaser Guarantor's obligations under this Agreement are principal obligations and are not ancillary or collateral to any other right or obligation under this Agreement or any Other Transaction Document or otherwise.

(e) This guarantee shall not be construed to impose upon the Purchaser Guarantor any obligations greater than, in addition to, or other than, the obligations expressly assumed by the Purchaser under this Agreement or any Other Transaction Document (or would have been had the relevant provision been fully enforceable), and shall be subject to all the same limitations available to the Purchaser hereunder, including those pursuant to Clause 22.

25.14.2 Continuing guarantee

This guarantee constitutes continuing obligations of the Purchaser Guarantor which will remain in effect until all obligations of the Purchaser under this Agreement or any Other Transaction Document have been paid or discharged in full, regardless of any intermediate payment or discharge in whole or in part.

25.14.3 Reinstatement

If any payment by the Purchaser and/or the Purchaser Guarantor or any discharge given by the Seller (whether in respect of the obligations of the Purchaser and/or the Guarantor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a) the liability of the Purchaser Guarantor shall continue as if the payment or discharge and avoidance or reduction had not occurred; and

(b) the Seller shall be entitled to recover the value or amount of that security or payment from the Purchaser Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.

25.14.4 Waiver of defences

The obligations of the Purchaser Guarantor under this Clause 25 will not be affected by any act, omission, matter or thing that, but for this Clause 25.14, would reduce, release or prejudice any of its obligations under this Clause 25.14 including (and whether or not known to it or the Seller):

(a) any waiver or forbearance by the Seller whether as to payment, time, performance or otherwise (including any extension of time for performance of the Purchaser's obligations under this Agreement or any Other Transaction Document); provided that if the Purchaser and the Seller come to a good faith settlement or a resolution in respect of any dispute between the Parties under this Agreement or any Other Transaction Document, the Seller shall not be entitled to seek additional funds or compensation from the Purchaser Guarantor beyond the agreed upon settlement or resolved amount;

(b) any other non-written arrangement made between the Seller and the Purchaser or any non-written concession granted by the Seller to the Purchaser, to the extent not disclosed to the Guarantor by the Seller and the Purchaser at the appropriate time;

(c) any failure to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Purchaser under this Agreement or any Other Transaction Document (to the extent such benefit and/or right has since lapsed and is no longer available to the Purchaser) or of any other guarantee or security taken pursuant to, or in connection with, this Agreement or any Other Transaction Document by the Purchaser;

(d) any incapacity or lack of power, authority or legal personality of, or dissolution or change to, the Purchaser or any other person;

(e) any amendment (however fundamental) or replacement of this Agreement or any Other Transaction Document or any other document or security;

(f) subject to Clause 25.4, any unenforceability, illegality or invalidity of any obligation of any person under this Agreement or any Other Transaction Document or any other document or security;

(g) any change in the constitution of any of the Seller, the Purchaser Guarantor or the Purchaser or the absorption in, amalgamation with or merger of any of them into, or the acquisition of all or part of the assets or undertaking of any of them by any other person; or

(h) any insolvency or similar proceedings.

25.14.5 Immediate recourse

Solely to the extent that the Purchaser has breached or defaulted in respect of its obligations to the Seller under this Agreement, and after such time that the Seller notifies the Purchaser Guarantor of such breach or default in writing, the Purchaser Guarantor waives any right it may have of first requiring the Seller to proceed against or enforce any other rights or security or to claim for payment from any person (other than the Purchaser) before claiming from the Purchaser Guarantor under this Clause 25.14. This waiver applies irrespective of any law or any provision of this Agreement or any Other Transaction Document to the contrary.

25.14.6 Deferral of Guarantor's rights

Until all amounts that may be or become payable by the Purchaser under or in connection with the Transaction Documents have been irrevocably paid in full and unless the Seller otherwise directs and solely to the extent that the Purchaser has breached or defaulted in respect of its obligations to the Seller under this Agreement, and after such time that the Seller notifies the Purchaser Guarantor of such breach or default in writing, the Guarantor will not exercise any rights which it may have by reason of performance by it of its obligations under this Agreement or any Other Transaction Document:

(a) to be indemnified by the Purchaser;

(b) to claim any contribution from any other guarantor of the Purchaser's obligations under this Agreement or any Other Transaction Document;

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Seller under this Agreement or any Other Transaction Document or of any other guarantee or security taken pursuant to, or in connection with, this Agreement or any Other Transaction Document by the Seller; and/or

(d) to bring legal or other proceedings for an order requiring the Purchaser to make any payment, or perform any obligation, in respect of which the Guarantor has given a guarantee, undertaking or indemnity under clause 25.14.

25.14.7 Guarantor to hold security on behalf of the Seller

The Guarantor undertakes to hold any security taken from the Purchaser in connection with this guarantee and indemnity in trust for the Seller pending discharge in full of all of the Guarantor's obligations under this Agreement or any Other Transaction Document.

25.14.8 Additional security

This guarantee and indemnity is in addition to and is not in any way prejudiced by any other guarantee, security, right or remedy obtained or subsequently held by the Seller.

25.15 Dispute resolution

(a)	In the event of a dispute arising out of, or in connection with, this Agreement, including any questions regarding its validity, existence or termination (a Dispute), any Party may serve formal written notice to the other Parties that a Dispute has arisen (a Notice of Dispute). The Notice of Dispute shall describe the material points of the Dispute in sufficient detail to enable the Parties to reach an amicable settlement thereof.
(b)	Following the service of a Notice of Dispute, the Seller (on its behalf and in the name and for the account of the Other Sellers) and the Purchaser shall use all reasonable efforts to seek to settle such Dispute amicably through negotiations. Such negotiations shall take place under the leadership of the chief executive officers of the Seller (on behalf of the Seller and the Other Sellers) and the Purchaser for a period of no longer than twenty (20) Business Days starting from the date of receipt of the Notice of Dispute by the relevant Party. The chief executive officers shall take any reasonable steps as they agree to attempt to reach an amicable settlement of the Dispute.

(c)	If the Dispute is not resolved by the signing of written terms of settlement by all relevant Parties, then all such Disputes or any unresolved part thereof shall be finally settled under the Rules of London Court of International Arbitration as in effect as of the date of commencement of the arbitration proceedings by three (3) arbitrators appointed in accordance with such Rules of Arbitration, as modified by this Section 25.15(c). The arbitration proceedings shall take place in London, England and shall be conducted in the English language. The arbitral award shall be binding upon the Parties and judgment upon any award rendered may be entered in any court having jurisdiction. However, any Party may bring an action or proceeding in any court of competent jurisdiction seeking specific performance or other equitable relief (or its equivalent) or to preserve the status quo until any arbitration is concluded. Except in a proceeding to enforce the results of the arbitration or as otherwise required by Applicable Law, no Party nor any arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written agreement of both Parties. Except as may be required by Applicable Law, the arbitrator may award the prevailing party such reasonable attorneys’ fees, costs and necessary disbursements in addition to any other Losses to which such arbitrators determine such party may be entitled.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS of which the Parties have entered into this Agreement on the Effective Date.

For UCB Pharma GmbH
___________________________ Name: [REDACTED: NAME OF SIGNATORY] Title: Managing Director/ “Geschäftsführer” Date:

For MERUS LABS LUXCO II S.A.R.L.
___________________________ Name: Andrew Patient Title: Manager Date:

For MERUS LABS INTERNATIONAL INC., solely in respect of Clause 25.14 (Purchaser Guarantor)
___________________________ Name: Andrew Patient Title: Chief Financial Officer Date:

SCHEDULE 1

PRODUCTS AND TERRITORIES

PART A: PRODUCTS

See attached document

PART B: TERRITORIES

The following countries shall be considered part of the Territory:

provided that for greater certainty, as referenced in the Agreement, although on the date of this Agreement the Seller Group has only commercialized the Business in the Territory, after the Closing, the Purchaser will have the right to commercialize the Business in the Other Territories (other than the Excluded Territories). The Purchaser acknowledges that the below countries are reserved as follows (the “Excluded Territories”):

-	the United States which are reserved for [REDACTED: NAME OF THIRD PARTY];
-	China, Commonwealth of Independent States (including, for the avoidance of doubt, Ukraine and Russia); and
-	the [REDACTED: NAME OF THIRD PARTY] Territory (as defined below) where [REDACTED: NAME OF PARTY] has the following rights: [REDACTED: TABLE OF THIRD PARTY RIGHTS.]

List of countries under the [REDACTED: NAME OF THIRD PARTY] agreement:

[REDACTED: TERRITORIES RELATED TO THIRD PARTY AGREEMENT]

For the countries listed above, the Purchaser shall have the right to enter these markets but not to use the UCB Marks, [REDACTED: NAME OF THIRD PARTY marks, a Trademark (as defined in Schedule 4) similar or identical to the Product Marks (as defined in Schedule 4) nor the MA dossier filed by [REDACTED: NAME OF THIRD PARTY] for the above listed countries.

List of countries under the [REDACTED: NAME OF THIRD PARTY] agreement:

[REDACTED: TERRITORIES RELATED TO THIRD PARTY AGREEMENT]

Collectively the [REDACTED: NAME OF THIRD PARTY] Territory”.

SCHEDULE 2

MARKETING AUTHORIZATIONS

Marketing Authorizations in the name of the Seller or its Affiliates:

[REDACTED: TABLE OF SPECIFIC MARKETING AUTHORIZATIONS]

Marketing Authorizations held by Third Parties:

[REDACTED: TABLE OF SPECIFIC MARKETING AUTHORIZATIONS]

SCHEDULE 3

BUSINESS CONTRACTS

PART A (Business Contracts to be assigned to the designated member of the Purchaser Group)

[REDACTED: TABLE OF SPECIFIC BUSINESS CONTRACTS]

PART B (Business Contracts to be Partially Assigned to the designated member of the Purchaser Group)

[REDACTED: TABLE OF SPECIFIC BUSINESS CONTRACTS]

SCHEDULE 4

BUSINESS INTELLECTUAL PROPERTY

AND

IP CO-EXISTENCE PRINCIPLES

Section 1: Business Intellectual Property

[REDACTED: TABLE OF SPECIFIC INTELLECTUAL PROPERTY REGISTRATIONS]

Section 2: IP Co-Existence Principles

[REDACTED: DESCRIPTION OF ARRANGEMENTS WITH RESPECT TO THIRD PARTY INTELLECTUAL PROPERTY RIGHTS]

SCHEDULE 5

SELLER WARRANTIES

This Schedule lists the Warranties given by the Seller. It is hereby expressly acknowledged that such Warranties and any claims that can be made by the Purchaser in this respect are expressly subject to each and all provisions of Clauses 21 and 22 of this Agreement (including Clause 21.3 concerning disclosure in the Data Room).

1.	THE SELLER AND THE OTHER SELLERS
1.1	Valid incorporations.
(a)	The Seller and each Other Seller is duly incorporated and validly existing under the laws of their jurisdiction of incorporation and the Seller and such Other Sellers have all requisite corporate power and authority to own and operate their properties and to carry on their businesses as now conducted.
(b)	Neither the Seller nor any Other Seller has entered into any composition, or other voluntary arrangement with its creditors, been dissolved, declared bankrupt and no meeting has been called or proposed and no petition has been presented for such purpose and no event has occurred in relation to any Other Seller which is analogous in scope and nature to the foregoing in the jurisdiction of incorporation of such Other Seller.
(c)	So far as the Seller is aware, (i) no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to the Seller or any Other Seller, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of the Seller or any Other Seller nor has any such order been made (including, in any relevant jurisdiction, any other order by which the affairs, business and assets of the Seller or any Other Seller are managed by a person appointed for the purpose by a court, Governmental Entity or similar body), and (ii) (x) in respect of the Seller, there are no facts, matters or circumstances which give any Person the right to apply to liquidate or wind up the Seller or place it under official management, and (y) in respect of the Other Sellers, the Seller has not been notified of any facts, matters or circumstances which give any Person the right to apply to liquidate or wind up any member of the Seller Group or place it under official management.
1.2	Authorizations
(a)	Seller has full corporate power and authority to execute this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Seller in connection with the consummation of the transactions contemplated hereby and thereby and to perform fully its obligations hereunder and thereunder. The execution and performance by the Seller of this Agreement and the execution and performance by the Seller and/or the Other Sellers of any of the Other Transaction Documents has been duly authorised or, as far as the Other Transaction Documents are concerned, shall have been duly authorised at the Closing Date, by all necessary corporate action on the part of the Seller and the Other Sellers.
(b)	The Agreement and the Other Transaction Documents constitute valid and binding obligations of the Seller or any member of the Seller Group which is a Party to the Other Transaction Documents in accordance with their terms.

1.3	No violation

Subject to obtaining the Third Party Consents, the Marketing Authorization, the execution of this Agreement and the Other Transaction Documents, and the carrying out of the transactions contemplated therein on the terms set out therein, will not (i) violate the by-laws, articles of association, or any other constitutional documents, of the Seller or any Other Seller; (ii) result in a breach of, or constitute a default under any instrument by which the Seller, any Other Seller or any member of the Seller's Group is bound which would result in the Seller or any member of the Seller Group being unable to carry out the transactions contemplated hereunder; (iii) conflict with, violate, result in the breach of, or constitute a default under any Applicable Law or regulation applicable to the Seller and/or any Other Seller or the Business, the Business Assets or the Assumed Liabilities; or (iv) require the consent of the Seller’s shareholders or any other Third Party (including, any Governmental Entity).

2.	COMPLIANCE WITH LAWS
2.1	So far as the Seller is aware, the Business is, and has during the past [REDACTED: DESCRIPTION OF PERIOD] been, operated in all material respects in compliance with any Applicable Laws including, if any, those related to bribery, anti-corruption and foreign asset control. The Seller has not received any notice of alleged material violation of any such law or regulation and is not aware of any circumstances that could involve or lead to such a violation.
2.2	The Seller is not aware of that any of Seller, any Other Seller, or any of their respective employees who primarily work on the Business, is not now listed by any government agency as debarred, suspended, proposed for suspension or debarment, or otherwise ineligible for government programs.
2.3	The Existing Stock complies in all material respects with all applicable material product specifications, Applicable Laws and has been manufactured in accordance with current Good Manufacturing Practice.
2.4	The Seller (or the relevant members of the Seller's Group or authorized representative) have obtained or have the benefit of all licences required for carrying on the Business in the places and in the manner in which the Business is now carried on.
3.	THE ASSETS
3.1	The Asset Sellers are the legal and beneficial owners of, or are entitled to use, all of the Business Assets. None of the Business Assets is the subject of any security interest or other Encumbrance, option, right of pre-emption, attachment procedure or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).
3.2	The Business Assets, in addition to the rights and licenses obtained by the Purchaser Group hereunder and under the Other Transaction Documents are sufficient for the continued conduct of the Business, including the manufacturing and distribution of the Products, after Closing in substantially the same manner, in all material respects, as conducted by the Seller and the Other Sellers before the Closing in the Ordinary Course of Business for the [REDACTED: DESCRIPTION OF PERIOD] period prior to the Effective Date.
4.	THE BUSINESS CONTRACTS
4.1	Each Assignor has performed in all material respects all of the obligations required to be performed by it under the Business Contracts listed in Schedule 3 Parts A and B to which it is a Party and, to the Seller's knowledge, is not in material breach of any such Business Contract nor has any member of the Seller Group received or served any notification of any claim for material breach of contract in respect of any such Business Contract or any notice to terminate any Business Contract. None of the Assignors, or to the best of the Seller's knowledge, any other Party to the Business Contracts is in material default under any relevant Business Contract, nor to the knowledge of Seller has any event or circumstance occurred that with notice or lapse of time would constitute a material breach or default by the Seller or any Other Seller permitting termination, modification or acceleration, under any Business Contract.

4.2	Each Business Contract listed in Schedule 3 Parts A and B constitutes a legal, valid and binding obligations of each Assignor which is a Party to it, and each Business Contract is in full force and effect.
4.3	Copies of the Business Contracts are included in the Data Room Documents and the Business Contracts constitute all material contracts and agreements that relate to the Business.
4.4	Section 4.4 of the Disclosure Letter includes, as of the Closing Date, an up-to-date, complete and accurate list of purchase prices for each Products (listed by SKU code) for the Territories of [REDACTED: SPECIFIC TERRITORIES].
4.4	Since [REDACTED: DATE], the Seller is not aware of any event or circumstance has occurred that, with notice or lapse of time or both, would constitute a material event of default under any material Business Contract or result in a termination thereof or would cause the loss of any material benefits available to a member of the Seller Group thereunder.
5.	THE MARKETING AUTHORIZATIONS
5.1	Each Marketing Authorization is validly held by the relevant MA Holder and is in full force and effect without any attached material conditions or restrictions. To the Seller’s Knowledge and subject to the Disclosure Letter, each of the MA Holders is in material compliance with the requirements of the applicable Marketing Authorizations, and no such MA Holder has received a written notice from an applicable Governmental Entity indicating that such MA Holder is in violation of an applicable Marketing Authorization.
5.2	All Products under its applicable finished form sold prior to the date hereof or to be sold prior to the Closing Date was and will be in compliance with the applicable specifications for such Product (including in respect of manufacturing of such Product, the Marketing Authorizations, and are manufactured, tested and released in accordance with GMP / Volume 4 / GDP) and Applicable Law. To the knowledge of the Seller, the manufacture and sale of the Products in the Product Territory are in compliance, in all material respects, with Applicable Laws.
5.3	No proceeding of whatever nature relating to the Marketing Authorizations has been notified to the Seller or any of the MA Holders by any Governmental Entity. To the Seller's knowledge, neither the Seller nor any MA Holder has received from any Governmental Entity any notice or claim which will or might reasonably be expected to result in the suspension, revocation, non-renewal, restriction or modification (including in relation to the material modification of Product labelling outside the regulatory lifecycle (provided that such regulatory lifecycle change is brought about by the Seller or any of its Affiliates) of any of the Marketing Authorizations.
5.4	The Seller and the Other Sellers have filed all material notices, supplemental applications and annual or other reports, including any reports concerning adverse reactions, and paid all applicable fees associated with such filings, as required by Applicable Law or the requirements of a Governmental Entity in respect to such Marketing Authorizations.
5.5	Save as disclosed in the Data Room, there has not been any occurrence of any product recall, market withdrawal or replacement or similar regulatory actions concerning any Product in the Territory, whether conducted voluntarily by any member of the Seller Group or required by any Governmental Entity in the past 36 months. To the knowledge of the Seller, there are no facts, circumstances or conditions that would be sufficient to presently, or solely with the passage of time in the Ordinary Course of Business, provide a reasonable basis for a recall, suspension or discontinuance of any Product.

6.	INTELLECTUAL PROPERTY RIGHTS
6.1	Details of all Business Registered Intellectual Property Rights (and applications for any such right) are set out in of Schedule 4 and the specified member of the Seller Group is the sole legal and beneficial owner of such rights, free from all licenses, liens, charges, options, restrictions on use or obligations of disclosure. To the knowledge of the Seller, the trademarks forming part of the Business Registered Intellectual Property Rights have been properly filed, prosecuted and maintained, are valid, have not lapsed, expired or been abandoned or cancelled and are not subject of cancellation or other adversarial proceedings.
6.2	All renewal, application and other official registry fees and steps required for the maintenance, protection and enforcement of the registered Business Intellectual Property have been paid or taken.
6.3	To the knowledge of the Seller, the activities of the Business, including the use of the Business Intellectual Property, do not infringe or make unauthorized use of, and in the last year prior to the date of this Agreement have not infringed or made unauthorized use of, any Third Party's Intellectual Property Rights or material, proprietary Confidential Information. No claims or proceedings are pending, or to the knowledge of the Seller, threatened against any member of the Seller Group by any Third Party with respect to the ownership, validity, enforceability, effectiveness or use of any Business Intellectual Property.
6.4	To the Seller’s Knowledge and subject to the Data Room, none of the Seller or any Other Seller has granted any licenses to the Business Intellectual Property to a Third Party in the Territory or in any Other Territory. The Seller is not, and to the knowledge of the Seller no Other Seller is, a party to any agreement with a third party that limits or restricts, or requires payments for, the use of the Business Intellectual Property in connection with the operation of the Business in the Territory.
6.5	To the Seller’s knowledge, no Third Party is infringing on the trademarks forming part of the Business Registered Intellectual Property.
7.	EVENTS SINCE THE DATE OF THE HISTORICAL FINANCIAL INFORMATION

Since [REDACTED: DATE], save as disclosed in the Historical Financial Information:

(i)	the Business has been carried on in the Ordinary Course of Business so as to maintain it as a going concern and in a diligent manner and has continued to pay its creditors in the Ordinary Course of Business within the usual terms of payment of such creditors;
(ii)	there has not been a Material Adverse Effect in respect of the Business;
(iii)	no materially unusual or abnormal contract, agreement, arrangement or commitment has been entered into relating to the Business and the Business Assets; and
(iv)	the Seller Group distributed, marketed and sold the Products in the Territory in accordance with the past practice during the [REDACTED: DESCRIPTION OF PERIOD] preceding the Closing Date.
8.	Sales information
8.1	The sales records contained in the Data Room (the “Sales Information”, which definition, for greater certainty, shall include the Historical Financial Statements) for each of the [REDACTED: DESCRIPTION OF PERIODS]are complete and accurate in all material respects.

8.2	To the Knowledge of Seller, each of the Sales Information (a) has been prepared from the Sellers’ Groups’ books and records in accordance with Seller’s accounting policies applied on a consistent basis, (b) fairly presents in all material respects the contributions of the Product and the Business to the Seller Group’s business for the period applicable to such Sales Information, (c) fairly reflects in all material respects the costs, expenses and deductions included in calculation of net sales and operating margins for the Business. For the greater certainty, the Sales Information constitutes the basis for the Seller’s consolidated and audited accounts. However, said Sales Information has not been audited for the purpose of this Transaction.
9.	inventory
9.1	The finished Products comprised in the Existing Stock to be acquired by the Purchaser at the Closing meet the specifications for such Products (including in respect of manufacturing of such Product and the Marketing Authorizations for such Product) and comply with Applicable Laws, are of good and saleable condition and usable (taking into account shelf life) in the Ordinary Course of Business. None of the Existing Stock will have, as of the Closing Date, a shelf life that is less than the Minimum Shelf Life. In the twelve (12) months immediately prior to the Effective Date, the Seller and the Other Sellers have managed and distributed their inventory of Products in the Territory in the Ordinary Course of Business and have not accelerated the sale of its inventory outside the Ordinary Course of Business.
9.2	The Effective Stock Inventory Statement fairly presents in all material respects the inventory of Existing Stock as of the Effective Date, including the applicable shelf-lives of the Products listed therein.
10.	LITIGATION
10.1	Save for those matters disclosed in the Data Room and the Disclosure Letter, there is no current outstanding material litigation, arbitration or other dispute resolution process or administrative or criminal proceedings (or any material action or proceedings brought by any Governmental Entity) which are in progress, including claims for product liability, in each case which relates to the Business or the Business Assets. To the knowledge of Seller no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such litigation, arbitration or other dispute resolution process or proceeding. For greater certainty, all litigation disclosed in Section 10.1 of the Disclosure Letter shall be deemed “Excluded Liabilities” for purposes of this Agreement.
10.2	So far as the Seller is aware, there is no pending or threatened claims, demands or actions, suit or legal, administrative, arbitration or other alternative dispute resolution proceedings or investigations involving the Seller or any other Seller or threatened against them which questions or challenges the validity of this Agreement or the Other Transaction Documents or seeks to prevent, alter or delay any of the transactions contemplated hereby or thereby.
10.3	So far as the Seller is aware, no Governmental Entity commenced or threatened to initiate any action to enjoin or place restrictions on the production and the sale of the Product in the Territory.
11.	Brokers and finder fees

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorised to act on behalf of the Seller or any Other Seller (or any of their respective Affiliates) who might be entitled to any fee or commission from the Purchaser or any Affiliate of the Purchaser in connection with the transactions contemplated by this Agreement or any of the Other Transaction Document.

12.	SCOPE OF TRANSFER

The Business Assets which are to be transferred, or made available, to the Purchaser, or a member of the Purchaser Group in accordance with the terms of this Agreement are those which the Seller and its Affiliates have used and are using to operate the Business as at the Effective Date.

SCHEDULE 6

PURCHASER WARRANTIES

1.	The Purchaser is duly incorporated and validly existing under the laws of its jurisdiction of incorporation.
2.	The Purchaser has the right, power and authority, and has, or will have prior to Closing, taken all action required and obtained all corporate and other approvals, to execute, and to perform its obligations under, this Agreement and any other document or agreement relating to this Agreement and which is to be entered into by it.
3.	Subject to obtaining the Third Party Consents, and the Marketing Authorization Consents, the execution of this Agreement and the Other Transaction Documents, and the carrying out of the transactions contemplated therein on the terms set out therein, will not (i) violate the by-laws, or any other constitutional documents, of the Purchaser, (ii) conflict with, result in a breach of, or constitute a default under any instrument by which the Purchaser is bound which would result in the Purchaser being unable to carry out the transactions contemplated hereunder (iii) result in the breach of any Applicable Law, regulation, Encumbrance, order, judgment or decree of any court or Governmental Entity to which the Purchaser is bound, or (iv) require the consent of the Purchaser's shareholders or any other Third Party (including, any Governmental Entity).
4.	This Agreement and the Other Transaction Documents constitute valid and binding obligations of the Purchaser, and any other member of the Purchaser Group that is a Party to this Agreement and the Other Transaction Documents in accordance with their terms.
5.	To the Purchaser's knowledge, as of the Closing Date, there is no material fact, matter or circumstance which would entitle it to bring a material claim against the Seller for any breach of Warranty at the Effective Date.
6.	All Authorizations from, and notices or filings with, any governmental or other authority that are necessary to enable the Purchaser to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such Authorization have been complied with.
7.	The source of the funds payable under this Agreement are in line with Applicable Laws.

SCHEDULE 7

PRICE

EUR 92,000,000 (ninety two millions EURO)

SCHEDULE 8

UCB MARKS

[REDACTED: ILLUSTRATIONS OF SPECIFIC UCB MARKS]

SCHEDULE 9

EXISTING STOCK AND COGS PRICES

Section A Existing Stock

[REDACTED: TABLE OF SPECIFIC EXISTING STOCK AMOUNTS AND JURISDICTIONS]

Section B COGS Prices

[REDACTED: REFERENCE TO SPECIFIC COGS PRICES]

SCHEDULE 10

TRANSITIONAL SERVICES AGREEMENT

Introduction

This Transitional Services Agreement sets out the Parties' respective roles and responsibilities regarding (i) the regulatory affairs, (ii) the supply chain, (iii) pharmacovigilance and (iv) the Benefit Arrangements ("Roles and Responsibilities") in relation to the sale and transfer of the Business Assets and Products by the Seller to the Purchaser in the Territory pursuant to the terms of the Purchase Agreement.

In the event of any contradiction between the terms of this Transitional Services Agreement and the terms of the Purchase Agreement, this Transitional Services Agreement shall prevail in relation to any Regulatory Services, the supply chain, the pharmacovigilance, and Benefit Arrangements (each, as defined herein).

For the avoidance of doubt, the Purchaser acknowledges that all regulatory services to be delivered by the Seller as set out in this Transitional Services Agreement (the "Regulatory Services"), shall only, except to the extent specifically set out in this Transitional Services Agreement, be provided by the Seller if such Regulatory Services have been incorporated in a Regulatory Plan (as defined in the Agreement) and approved by the Parties (such Regulatory Plan to be submitted on a quarterly basis as per the provisions herein), acting reasonably and in good faith; provided that, for greater certainty, the Benefit Arrangements outlined in this Transitional Services Agreement will be provided notwithstanding the fact that they are not included in the Regulatory Plan and such arrangements will not require any further approval by the Parties. The initial draft of the Regulatory Plan will be prepared by the Parties in accordance with Clause 17.3 of the Purchase Agreement.

In addition, the Regulatory Services shall cover all impacted Marketing Authorizations ("MA"), and the costs for the Regulatory Services and the Benefit Arrangements shall be borne by the Parties in accordance with Clause 13 of the Purchase Agreement and as such costs are expressly allocated in accordance with this Transitional Services Agreement.

For the avoidance of doubt, the Seller shall be released from its obligations to provide the Regulatory Services under this Transitional Services Agreement and under the Purchase Agreement if the Purchaser does not provide the Regulatory Plan on a rolling basis as set forth in this Transitional Services Agreement; provided that the Seller first provides the Purchaser with written notice of its failure to provide the Regulatory Plan, and the Purchaser then fails to provide such Regulatory Plan within ten (10) Business Days of receiving such notice from the Seller.

I.	Regulatory Transitional Services - General
1.	Each Party shall comply with its respective Roles and Responsibilities as set out in Sections II and III of this Transitional Services Agreement and Clause 13 of the Purchase Agreement, including, but not limited to, the timeframe and deliverables for each action, cGMP and all Applicable Laws.
2.	Each Party's respective Roles and Responsibilities under this Transitional Services Agreement shall be specified in more details through a procedure referred to as the "regulatory ways of working" as agreed between the Parties in writing from time to time.
3.	The Parties acknowledge that adherence to the agreed timeframes set forth in this Transitional Services Agreement and in the Regulatory Plan is critical. If at any time, a Party's progress falls behind the periods and dates as stipulated in this Transitional Services Agreement or the Regulatory Plan for completion of that Party's Role and Responsibilities, or if it incurs problems which are likely to result in such a delay, it shall immediately inform the other Party thereof in writing by giving details to the reasons thereof, the time impact and the counter measures planned to be taken by that Party. Such Party shall immediately take all reasonable measures as are necessary to expedite the performance of its Roles and Responsibilities so as to achieve the periods and dates as stated in the Regulatory Plan and/or this Transitional Services Agreement.

II.	Roles and Responsibilities for the period UNTIL the Marketing Authorization transfer from the Seller to the Purchaser becomes effective:

Regulatory Affairs

1.	REGULATORY PLAN
1.1	Scope and timing

The Seller

Within thirty (30) days of receipt, the Seller shall, acting reasonably and in good faith, validate the Regulatory Plan which is to be prepared by the Purchaser.

The Purchaser

The Purchaser agrees to draft a detailed Regulatory Plan and time frame to submit the filings for the transfer of the applicable Marketing Authorizations to the Purchaser in accordance with the time frames set forth in Clauses 17.5 of the Purchase Agreement or such other period reasonably agreed between the Parties. Such Regulatory Plan will also include details of any Marketing Authorization transfer regulatory requirements needed to be provided to the Seller. The Seller will provide the Purchaser with such reasonable assistance, input and information requested by the Purchaser in the development and drafting of such detailed Regulatory Plan.

On a quarterly basis until these Regulatory Services are due by the Seller, the Purchaser shall submit updates to the Regulatory Plan with respect to the Regulatory Services to be delivered by the Seller under this Transitional Services Agreement including:

(a)	Marketing Authorization transfer ("MAT") tracking table (which should be updated and provided to the Seller on a bi- weekly basis);
(b)	Documentation request planning for:
(i)	administrative supportive documentation (e.g. price certificates, registration status, marketing status, letter of origin, legalization and notarization, clarification and relationship letters) and
(ii)	technical supportive documentation;
(c)	Certificates of Pharmaceutical Products ("CPP") requests planning;
(d)	Renewals planning;
(e)	Variation planning; and
(f)	Sample planning.
1.2	Cost

All costs and expenses incurred by the Seller or its designated Third Parties shall be borne by the Purchaser in accordance with Clause 5.3 hereunder.

2.	ACTIONS POST-CLOSING
2.1	Scope and timing

The Seller

The Seller shall provide the Purchaser with:

(a)	Drug Product source files (module 2, 3, 4 or 5 or equivalent documents) for impacted Products, and where available module 2 or equivalent documents, and where available on request Module 4 and 5 documentation (or equivalent documents);
(b)	Timelines for next renewals for all MA's involved;
(c)	Dossier for ongoing/pending renewals, as applicable;
(d)	List of ongoing variations: change control with details such as description, submission data, expected approval, as applicable;
(e)	Dossier for ongoing/pending variations;
(f)	Reporting tables and working instructions: ways of working document to be agreed by both parties; regulatory affairs contact detail list; template documentation and CPP request reporting table; and template renewal tracking list, as applicable;
(g)	A tabulated listing of product/country registered details to included where available e.g. Dose Form, Strength, Trade Name, MAH, Authorization Number, Original Approval Date, Launch Date, Expiry Date, Current Approval Date (i.e. approval date of-latest renewal), Cancellation Date (if appropriate), Primary Pack Type, Pack Size(s), Shelf Life, Storage conditions, DS Manufacturer, DP Manufacturer, Primary Packer, Secondary Packer, QP / Batch Release Site, Registered Indications, as applicable; and
(h)	The Seller shall make available to the Purchaser the EU file, and where available, the local agency correspondence and files, as applicable.

The Purchaser

At the latest one (1) month after Closing, the Purchaser shall install (i) a central system to archive all relevant information and files acquired by the Purchaser from the Seller at Closing in accordance with the terms of the Purchase Agreement, and (ii) a shared drive for documentation exchange.

2.2	Cost

All costs and expenses incurred by the Seller or its designated Third Parties shall be borne by the Purchaser in accordance with Clause 5.3 hereunder.

3.	MARKETING AUTHORISATION TRANSFER ACTIVITIES
3.1	Scope and timing

The Seller

Within the agreed time line to be specified in the Regulatory Plan, the Seller shall provide the applicable Regulatory Affairs dossiers, on an as-is basis and without any guarantees as to completeness and/or correctness of such dossiers for the Products in the Territory to the Purchaser covering the required data to transfer the applicable Marketing Authorization, which dossiers the Seller hereby confirms and acknowledges that in the Ordinary Course of Business the Seller has maintained in a manner consistent, in all material respects, with standard industry market practice, and such dossiers are up-to-date and transferable in all material respects. Notwithstanding the foregoing, the Purchaser (or its designated Third Party or the Seller where applicable), shall submit the dossiers in their current state and if any applicable Regulatory Authority requests in writing that a dossier needs to be updated, the Purchaser shall be responsible for completing such update and the Seller shall reimburse the Purchaser for any documented and reasonable costs associated with such update.

The Seller shall provide in accordance with the terms and conditions of the Regulatory Plan, administrative and technical supportive documentation and, as applicable:

(a)	Certificates of Pharmaceutical Products;
(b)	Price Certificates;
(c)	Registration and marketing status;
(d)	Letters in country of origin;
(e)	Legalization and notarization of administration documents;
(f)	Clarification letters, relationship letters, declarations;
(g)	Any other reasonably necessary documentation and support related to the Seller's activities necessary to make regulatory transfer activities in the Territory;
(h)	In those jurisdictions in the Territory where the Purchaser is not permitted to complete the transfer of the applicable Marketing Authorization, the Seller shall be responsible (subject to (i) the Purchaser preparing and completing the submission file and (ii) the reimbursement of the Seller’s costs and expenses in accordance to Clause 5.3) for completing the transfer of the applicable Marketing Authorization on behalf of the Purchaser; and
(i)	Technical supportive documents (GMP certificates).

In respect of each applicable jurisdiction in the Territory, the Seller shall use commercially reasonable endeavours to provide all requirements at least three (3) months in advance of the regulatory submission timeline outlined in the Regulatory Plan.

The Purchaser

For each jurisdiction in the Territory, the Purchaser shall provide on a quarterly basis until transfer of the applicable Marketing Authorization from the Seller to the Purchaser has been completed in such jurisdiction in accordance with the Purchase Agreement and the Regulatory Plan (see above):

(a)	Compile (and where needed translate), update and complete the MA transfer dossier, subject to the Seller’s obligations to update the dossiers in accordance with the timelines to be defined in the Regulatory Plan;
(b)	At the latest twelve (12) months after Closing, but always subject to the timelines as mentioned in the Regulatory Plan, the Purchaser shall submit the MA-transfer dossier to the relevant Governmental Entities and Regulatory Authorities to transfer the relevant Marketing Authorization, it being understood, however, that prior to the submission of aforementioned dossier by the Purchaser, the Seller’s Regulatory Affairs department will have reviewed and approved such MA-transfer dossier, such approval not to be unreasonably withheld, delayed or conditioned. The dates at which the Purchaser shall submit the MA-transfer dossiers to the relevant Governmental Entities and/or Regulatory Authorities shall be further detailed in the Regulatory Plan, it being understood, however, that these dates shall in a reasonable fashion be spread over a period, unless otherwise agreed by the Parties in the Regulatory Plan. In those jurisdictions in the Territory where the Purchaser is permitted to complete the transfer of the applicable Marketing Authorization, the filings to request such transfer shall be submitted no later than twelve (12) months from the Closing Date;

(c)	Upon submission and approval of the transfer of the Marketing Authorizations, the Purchaser shall ensure that the local party submitting the dossier or receiving the notification of approval shall within ten (10) Business Days of the submission and approval, confirm the actual submission date as well as the actual approval date of the transfer to the Seller’s Global Regulatory Affairs department. Subsequently, the Purchaser shall update the MA tracking table to reflect such submissions and/or approval. Upon request of the Seller, the Purchaser’s Global Regulatory Affairs department shall provide a copy of the submitted dossier (English language version) to the Seller’s Quality department; and
(d)	In those jurisdictions in the Territory where the Purchaser is permitted to complete the transfer of the applicable Marketing Authorization, the Purchaser shall submit all filings for such MA transfer to the applicable Governmental Entities and/or Regulatory Authorities within the period specified in Clause 13 of the Purchase Agreement. Except in such jurisdictions in the Territory where the Purchaser is not permitted to directly complete the transfer of the applicable Marketing Authorization, the Seller shall be released from all its regulatory obligations under this Transitional Services Agreement if the Purchaser has not timely submitted all relevant MA transfer dossiers in such period, unless the Purchaser has requested an extension (on a jurisdiction by jurisdiction basis) from the Seller and the Parties have agreed to such an extension in writing (acting reasonably and in good faith).
3.2	Cost

All costs and expenses incurred by the Seller or its designated Third Parties shall be borne by the Purchaser in accordance with Clause 5.3 hereunder.

4.	RENEWALS
4.1	Scope and Timing

The Seller

In respect of each applicable jurisdiction in the Territory, the Seller will compile and publish and continue to submit and manage all renewals applications (future) which become due before the applicable Marketing Authorizations are transferred.

The Seller shall keep the Purchaser informed about the status of the ongoing renewals and future renewals.

The Seller shall do the regulatory assessment, collect module 1-5 documents corresponding to the regulatory assessment, as applicable and inform the Purchaser of renewal tracking status after submission/approval in a timely manner.

The Seller shall also:

(a)	publish the dossiers and where needed translate such dossiers;
(b)	dispatch the final submissions to the Purchaser (who shall forward these submissions to local distributor as required);
(c)	obtain approval from the Purchaser on the submission of the renewal dossier to the applicable Regulatory Authorities; and
(d)	track submissions and/or approvals and inform the Purchaser of renewal tracking status within ten (10) days after approval using the renewal tracking list.

The Purchaser

The Purchaser shall prior to the submission of any renewal dossier by the Seller, review and approve such dossier in writing in the reasonable timeline provided by the Seller.

4.2	Cost

All costs and expenses incurred by the Seller or its designated Third Parties shall be borne by the Purchaser in accordance with Clause 5.3 hereunder.

5.	VARIATIONS
5.1	Scope and Timing

The Seller

The Seller shall:

(a)	Continue to publish and deliver and manage all variations applications (future, as applicable) which become due before the applicable Marketing Authorization for a jurisdiction is transferred and where change control has been approved before Closing.
(b)	Keep the Purchaser informed about the status of the ongoing/pending variations and future, as applicable, variations.
(c)	Notify the Purchaser of any required changes (including but not limited from the applicable Regulatory Authorities) affecting the Regulatory Affairs file in advance.
(d)	Provide regulatory assessment of new change control (post-closing phase) and the Seller’s Quality Department will communicate to the Purchaser’s Quality Department.
(e)	Publish variations, as applicable.
(f)	Obtain approval from the Purchaser on the submission of the variation dossier to the applicable Regulatory Authorities.
(g)	Dispatch final submissions to the Purchaser, as applicable.
(h)	Provide tracking updates on submission and/or approval after approval using, as applicable, the Regulatory Plan tracking table to the Purchaser as required and provide the Purchaser with a Seller-Purchaser contact matrix after the Effective Date (but prior to the Closing Date) of the Purchase Agreement.

The Purchaser

Prior to the submission of any variation dossier by the Seller, the Purchaser shall review and approve such dossier in writing in the reasonable timeline provided by the Seller.

5.2	Cost

All costs and expenses incurred by the Seller or its designated Third Parties shall be borne by the Purchaser in accordance with Clause 5.3 hereunder.

5.3	General Cost Principles

All costs and expenses related to the Regulatory Transitional Services in this Transitional Services Agreement shall be allocated as follows:

-	The Seller’s internal costs and expenses shall be borne by the Purchaser with a mark-up of [REDACTED]%.

-	The Seller’s external costs and expenses shall be exclusively borne by the Purchaser.
-	The invoicing (pro-rata, as the chart below is for all countries in the Territory, the fee will be adjusted pro-rata to the extent that the Regulatory Transitional Services in respect of any jurisdiction within the Territory cease to be provided by the Seller Group) shall be on a monthly basis with payment terms of [REDACTED: DESCRIPTION OF PERIOD] from the date of the invoice.
-	The below table is an estimated internal and external costs and expenses in Euro without the mark-up: [REDACTED: TABLE OF SPECIFIC COSTS AND EXPENSES]
III.	Roles and Responsibilities for the period AFTER the Marketing Authorization transfer from the Seller to the Purchaser becomes effective

The Seller’s roles and responsibilities for the period after the MA shall be transferred to the Purchaser and the Purchaser shall bear all responsibilities, risks and costs associated with such role.

IV.	Roles and Responsibilities: detailed description

[REDACTED: TABLE OF SPECIFIC ALLOCATIONS OF ROLES AND RESPONSIBILITIES]

V.	Regulatory Services Towards [REDACTED: NAME OF THIRD PARTY]

[REDACTED: ARRANGEMENTS REGARDING SPECIFIC THIRD PARTY]

VI.	Regulatory Services Towards Other Third Parties

[REDACTED: ARRANGEMENTS REGARDING OTHER THIRD PARTIES]

VII.	Supply Transition Services
1.	In connection with the Closing of the Transaction, in accordance with Clause 3 of the Agreement, the inventory value of the Existing Stock has been determined in Schedule 9 and the Purchaser shall purchase and pay to the Seller the value determined in said Schedule 9 in accordance with Clause 3 for such Existing Stock value.
2.	[REDACTED: DETAILS WITH RESPECT TO PURCHASE OF EXISTING STOCK.]
3.	In respect of each jurisdiction in the Territory, after the Closing Date and until the completion of the Benefit Arrangement applicable to such jurisdiction, the Purchaser shall be responsible, at the Purchaser’s sole cost and expense, for:

(i) ordering from [REDACTED: NAME OF SUPPLIER] (UCB’s current supplier) or other existing suppliers additional inventory for the Products (to be delivered to the Seller and its Affiliates, as instructed by the Seller) (any such inventory, the “Post-Closing Inventory”);

(ii) the delivery of such Post-Closing Inventory to Seller or Other Seller or the relevant Third Parties’ locations in the jurisdiction (Incoterms DDU to Affiliate or Stock address). From time to time after the Closing and prior to the applicable Inventory Transfer Date, the Seller will communicate to the Purchaser the level of inventory of Existing Stock for each Product or Product demand to allow the Purchaser to order any Post-Closing Inventory required to satisfy applicable demand. For the avoidance of doubt, the Purchaser shall be responsible for the safety stock and replenishment of the Post-Closing Inventory in the applicable jurisdictions in the Territory; and

[REDACTED: SPECIFIC DETAILS WITH RESPECT TO ARRANGEMENTS FOR POST-CLOSING INVENTORY.]

4.	In respect of each jurisdiction, following the completion of the applicable Benefit Arrangement, the Seller shall no longer sell the Existing Stock or any Post-Closing Inventory in such jurisdiction, but rather, the Purchaser shall commence selling such Existing Stock and/or Post-Closing Inventory in such jurisdiction.
VIII.	Pharmacovigilance Transition Plan / Safety date exchange agreement (“sDEA”)

The purpose of this SDEA is to define the Parties' roles and responsibilities during the Transition Period (as defined below and including the last MA transfer) to ensure that all safety aspects are continuously monitored and the process by which transfer of safety related information will occur between the Parties.

1.	Transition Period

As the transfer of Marketing Authorizations will not occur simultaneously, there will be a gradual transfer of pharmacovigilance responsibilities during the Transition Period from the Seller to the Purchaser on a on a Product-by-Product and country-by-country basis. From the Closing Date, and until, as applicable, (i) the transfer of the applicable Marketing Authorization or (ii) the assignment of the relevant Business Contract (subject to below provisions concerning the Buffer Period (as defined below)), the Seller will continue to provide the pharmacovigilance services in the same manner as they were provided in the Ordinary Course of Business prior to the Closing Date.

The “Transition Period” covers the period beginning on the Closing Date until the last Marketing Authorization is transferred from the Seller to the Purchaser.

2.	Pharmacovigilance responsibilities

2.1 The Seller's responsibilities

As Marketing Authorization Holder (“MAH”), the Seller has and will maintain the required pharmacovigilance and quality systems and procedures to comply with its regulatory obligations until the transfer of the Marketing Authorizations to the Purchaser, on a Product-by-Product and country-by-country basis, including without limitation:

(a)	Maintaining the global safety database for the Products;
(b)	When applicable, appointing a qualified person responsible for pharmacovigilance in the European Economic Area (EEA QPPV) responsible for overall pharmacovigilance requirements related to its Marketing Authorizations for the Product;
(c)	Maintaining a system for collecting, processing and reporting all Safety Information regarding the Products to the Regulatory Authorities in the Territory;
(d)	Training all relevant individuals on Safety Information reporting requirements;
(e)	Following-up on Safety Information reports received in the Territory;
(f)	Preparing and submitting any aggregate reports, including PSURs (as defined below), for the Products or similar reports in the Territory as required;
(g)	Maintaining the company core data sheet for the Products and updating the local labelling;
(h)	Responsibility for signal detection and risk/benefit assessment of the Product, and preparing a risk management plan as may be required;
(i)	Responding to regulatory enquiries for safety information on the Products;

(j)	Searching and consolidating worldwide scientific literature on the Products and local literature in the Territories;
(k)	Keeping accurate records in sufficient detail to monitor compliance;
(l)	Addressing any shortcomings so as to ensure compliance with pharmacovigilance obligations and requirements; and
(m)	Medical Information: the Seller shall provide a scientific service to respond to technical and medical questions from all sources relating to the use and functioning of pharmaceutical product.

2.2 The Purchaser's responsibilities

Effective as of the transfer of each Marketing Authorization, on a Product-by-Product and country-by-country basis, the Purchaser shall be responsible for the fulfilment of all pharmacovigilance obligations.

As MAH, the Purchaser shall be responsible for establishing and maintaining the required pharmacovigilance and quality systems and procedures for the Products, including without limitation:

(a)	Maintaining the global safety database for the Products;
(b)	When applicable, appointing a qualified person responsible for pharmacovigilance in the European Economic Area (EEA QPPV) responsible for overall pharmacovigilance requirements related to its Marketing Authorizations for the Product;
(c)	Maintaining a system for collecting, processing and reporting all Safety Information regarding the Products to the Regulatory Authorities in the Territory;
(d)	Training all relevant individuals on Safety Information reporting requirements;
(e)	Following-up on Safety Information reports received in the Territory;
(f)	Preparing and submitting the PSURs for the Products or similar reports in the Territory as required;
(g)	Maintaining the company core data sheet for the Products and updating the local labelling;
(h)	Responsibility for signal detection and risk/benefit assessment of the Product, and preparing a risk management plan as may be required;
(i)	Responding to regulatory enquiries for safety information on the Products;
(j)	Searching and consolidating worldwide scientific literature on the Products and local literature in the Territories;
(k)	Keeping accurate records in sufficient detail to monitor compliance;
(l)	Addressing any shortcomings so as to ensure compliance with pharmacovigilance obligations and requirements; and
(m)	Medical Information: the Purchaser shall set up and maintain a scientific service to respond to technical and medical questions from all sources relating to the use and functioning of pharmaceutical product.

2.3 Responses to enquiries

Each Party, as MAH, shall be responsible for responding to enquiries on safety information from the applicable Regulatory Authorities or healthcare professionals in the jurisdiction within the Territory pertaining to its Marketing Authorization.

Enquiries received during the Transition Period from the Closing Date shall be communicated to the other Party prior to responding to the Regulatory Authority. When applicable, the Parties will collaborate in the preparation of responses to any Regulatory Authority.

2.4 Safety issues

From the Closing Date until the last Transfer of Marketing Authorization to the Purchaser, the Parties shall promptly notify each other of any confirmed safety signal, safety issued, proposed or actual regulatory action, and any other new information which might have a serious impact on public health and the benefit-risk profile of the Product.

Each Party shall notify promptly the other Party:

i)	Any signal identified by a Regulatory Authorities;
ii)	Any validated safety signals which were confirmed by either Party following safety signal assessment;
iii)	Any safety issues identified in the course of a non-interventional or interventional study;
iv)	Major safety findings from a newly completed non-clinical study;
v)	Signal of a possible teratogen effect or of significant hazard to public health;
vi)	Safety issues published in the scientific and medical literature;
vii)	Safety issues arising from the signal detection activity (see GVP Module IX) or emerging from a new ICSR and which impact on the risk-benefit balance of the medicinal product and/or have implications for public health;
viii)	Safety issues related to the use of the product outside the terms of marketing authorization;
ix)	Safety issues due to misinformation in product information;
x)	Marketing authorisation withdrawal, non-renewal, revocation or suspension for safety reasons;
xi)	Urgent safety restrictions;
xii)	Safety issues subject to Forthwith Notifications; and
xiii)	Safety issues in relation to the supply of raw material;
xiv)	Restriction in availability or discontinuation of a Product with potential detrimental effects on patient care.

Other situations:

• new major warnings or precautions for use in the product information;

• new data identifying a previously unknown risk or a change in the frequency or severity of a known risk;

• substantiated knowledge that the medicinal product is not as effective as previously considered;

• new recommendations for preventing or treating adverse reactions or to avoid misuse or medication error with the medicinal product; and

• ongoing assessment of an important potential risk, for which data available at a particular point in time are insufficient to take regulatory action.

2.5 Transfer of safety data

The Seller shall provide the Purchaser within thirty (30) days of the date of Closing:

(a)	Electronic copies of all latest PSURs (as defined below) that have been submitted to the Health Authorities to date;
(b)	XML and line listing of cases received since the last PSUR;
(c)	Unit sales since the last PSUR;

(d)	Any confirmed safety signal since the last PSUR;
(e)	Any safety communication from a Regulatory Authority since the last PSUR; and
(f)	Any outstanding safety variation not yet approved.

3.	Communication of Safety Information

“Safety Information” means any of the following events relating to the Product: Adverse Events, reports of overdose, medication error, off-label use, misuse, abuse, occupational exposure, suspected transmission of an infectious agent via a medicinal product, lack of efficacy, medication error, dispensing error, accidental exposure, maladministration, exposure during pregnancy and breastfeeding, unexpected therapeutic effect, Adverse Events related to a quality defect of falsified product. Such kind of Safety Information may occur in context of a clinical trial or a post-authorization study, or may be reported spontaneously by health care professionals, a Regulatory Authority, consumers, care givers, or identified from patient support and market research programs, social media activities, studies/registries, literature screening, website monitoring or through any of the Purchaser’s designated Third Parties (such as a distributor, for example).

From the Closing Date until the applicable Marketing Authorization transfer to the Purchaser (on a product-by-product and country-by-country basis) , the Purchaser shall transmit to the Seller any Safety Information relating to the Products it receives. The Purchaser will provide the reports to the Seller without performing any assessment in accordance with the following timelines and format:

Report	Timeline	Format	Means of exchange
All Safety Information	Within 2 Calendar Day(s)	Source documents	E-mail

The Seller shall transmit to the Purchaser on an ongoing basis from the Closing Date, all Safety Information related to the Product.

(a)	Safety Information received during the period the Seller is MAH (on a product-by-product and country-by-country basis).

The Seller shall provide processed reports to the Purchaser in accordance with the following timelines and format:

Report	Timeline	Format	Means of exchange
All serious Adverse Events	Within 4 Calendar Days from the Receipt Date	CIOMS I	E-mail
Non-serious Adverse Events and other Safety Information	Within 10 Calendar Days from the Receipt Date	CIOMS I	E-mail

(b)	All Safety Information received by the Seller after the transfer of each Marketing Authorization (on a Product-by-Product and country-by-country basis).

The Seller will provide the reports to the Purchaser without performing any assessment in accordance with the following timelines and format:

Report	Timeline	Format	Means of exchange
All Safety Information	Within 2 Calendar Days	Source documents	E-mail

From the Closing Date, on a quarterly basis, the Seller will send an electronic mail to the relevant Purchaser contact confirming:

a. either that no Safety Information relating to the Product was received or identified by the Seller during the period;

b. or that all required Safety Information received or identified during the previous period was sent to Purchaser, and including an inventory of all Safety Information transmitted during the period. The inventory should include as a minimum: the case number, the Product and brand name, the receipt date, the date the case was sent to the other Party, the description of the Safety Information, the country and whether it is follow-up or initial information.

4.	PHARMACOVIGILANCE RESPONSIBILITIES OVERVIEW

[REDACTED: FLOW-CHART OF SPECIFIC RESPONSIBILITIES]

Current UCB PV setup

UCB, as MAH, remains solely responsible of all the pharmacovigilance obligations.

[REDACTED: TABLE OF SPECIFIC ALLOCATIONS OF RESPONSIBILITIES]

PV setup Transition Period: from the Closing Date until the last MA Transfer.

The current PV setup is to be followed from the Closing Date until the first Marketing Authorization Transfer to the Purchaser.

For the avoidance of doubt, as part of the assignment of the Business Contracts, the Purchaser shall comply with the terms of the obligations defined in the related SDEAs, within [REDACTED: DESCRIPTION OF PERIOD] of the effective date of assignment of the Business Contracts. For greater certainty, for those jurisdictions where a counterparty to a Business Contract is the MAH (and not a member of the Seller Group) in an applicable jurisdiction, the Seller will provide the Purchaser with assistance in complying with the Purchaser’s pharmacovigilance obligations, if any, under such Business Contract for a period not to exceed [REDACTED: DESCRIPTION OF PERIOD] from the applicable effective date of the assignment of the applicable Business Contract (the “Buffer Period”).

There is a gradual transfer of Marketing Authorizations on a Product by Product basis, and country by country basis where each Party bears PV obligations as per its Marketing Authorization.

[REDACTED: TABLE REGARDING SPECIFIC ARRANGEMENTS]

PV setup post last Marketing Authorization Transfer to Purchaser
Once the last Marketing Authorization has been transferred to Purchaser, Purchaser remains solely responsible for all Pharmacovigilance obligations.

[REDACTED: TABLE REGARDING SPECIFIC ARRANGEMENTS]

General Cost Principles

The Seller shall deliver a monthly invoice to the Purchaser from the Closing date until the last approval date of the Marketing Authorizations.

All costs and expenses related to the Pharmacovigilance Services in this Transitional Services Agreement shall be allocated as follows:

-	The Seller’s internal costs and expenses shall be borne by the Purchaser with a mark-up of [REDACTED]%.
-	The Seller’s external costs and expenses shall be exclusively borne by the Purchaser.
-	The invoicing (pro-rata, as the chart below is for all countries in the Territory, it will be adjusted pro-rata as the services in respect of a specified jurisdiction in the Territory end) shall be on a monthly basis with payment terms of [REDACTED: DESCRIPTION OF PERIOD] from the date of the invoice.
-	The below table is an estimated internal and external costs and expenses are in Euros and without the above mark-up for all jurisdictions in the Territory (to be adjusted pro-rata as Marketing Authorizations are transferred to the Purchaser): [REDACTED: TABLE SHOWING ESTIMATED COSTS AND EXPENSES]
5.	SAFETY CONTACT INFORMATION

[REDACTED: CONTACT INFORMATION DETAILS]

6.	DEFINITIONS

Adverse Event (AE): Any untoward medical occurrence in a patient or clinical trial subject administered a medicinal product and which does not necessarily have a causal relationship with this treatment. An adverse event can therefore be any unfavourable and unintended sign (e.g. an abnormal laboratory finding), symptom, or disease temporally associated with the use of a medicinal product, whether or not considered related to the medicinal product.

Calendar Day: Takes into account the days of the week regardless of weekend (i.e. Saturday/Sunday) and/or holidays for the purposes of regulatory and/or contractual agreements.

Periodic safety update report (PSUR): Format and content for providing an evaluation of the risk-benefit balance of a medicinal product for submission by the marketing authorization holder at defined time points during the post-authorization phase.

Pharmacovigilance System: A system used by the marketing authorization holder and by Member States to fulfil the tasks and responsibilities listed in Title IX of Directive 2001/83/EC and designed to monitor the safety of authorized medicinal products and detect any change to their risk-benefit balance [DIR 2001/83/EC Art 1(28d)].

In general, a pharmacovigilance system is a system used by an organization to fulfil its legal tasks and responsibilities in relation to pharmacovigilance and designed to monitor the safety of authorized medicinal products and detect any change to their risk-benefit balance.

Receipt Date: Any Calendar Day on which an employee, affiliated company or commercial partner of a Party receives notification of an initial Adverse Event report. The time clock starts again at Day 0 when follow-up information is received by an employee, an affiliated company or a commercial partner of the concerned Party.

Day 0: he date the Marketing Authorization Holder (MAH) becomes aware of a case which fulfils the minimum information as criteria for reporting should be considered as Day 0.

The clock for expedited reporting starts (Day 0) as soon as the minimum information has been brought to the attention of any personnel of the Marketing Authorization Holder, a contracted agent, or an organization having a contractual arrangement with the MAH, including medical representatives.

The determination of Day 0 is predicated on identification of an individual case report which fulfils the minimum information (i.e. identifiable patient, reporter, adverse event, drug). For reports received electronically by the Seller, an agent of the Seller, an Affiliate, a contractor, or a license partner, receipt/awareness/first knowledge is interpreted to mean the date that the report arrives on a server, the date on a facsimile transmission, or the date a voicemail is recorded. It is not the date a report is actually retrieved from a server, fax machine, or from voicemail. For mail received via the postal system, the date of awareness/receipt/first knowledge is the date that is "date stamped" on the letter as being initially received by the Seller, a contractor, an agent of the Seller, an Affiliate, or a license partner.

Regulatory Authorities: The competent regulatory authority in the country/territory within the scope of the Agreement.

Safety Information: Any of the following event relating to the Products: Adverse Events, reports of overdose, medication error (including dispensing error, accidental exposure, maladministration reports), off-label use, misuse, abuse, occupational exposure, suspected transmission of an infectious agent via a medicinal product, lack of efficacy, accidental exposure, exposure during pregnancy and breastfeeding, unexpected therapeutic effect, Adverse Events related to a quality defect of falsified product.

Safety Information may be reported spontaneously by health care professionals, a Regulatory Authority, consumers, care givers, arise in context of a post-authorization study, or identified from patient support and market research programs, social media activities, studies/registries, literature screening, website monitoring, class action lawsuits as applicable.

IX. BENEFIT ARRANGEMENTS

1.	Benefit Arrangements

The Parties shall cooperate together and use their all reasonable endeavours to minimize the application of the Benefit Arrangement as defined in this Section; provided that the Parties acknowledge that the timeline for the transition of the Marketing Authorizations will be agreed upon under the Regulatory Plan and that neither Party shall be responsible for making unreasonable endeavours to expedite the transition on any timeline other than specified in the Regulatory Plan.

If said Benefit Arrangement is necessary or specified in the Regulatory Plan, the below procedure shall apply:

-	In respect of each jurisdiction forming part of the Territory, from and after the Closing Date, until the Benefit Termination Period applicable to such jurisdiction (as defined below), the Seller shall continue to operate the Business in such jurisdiction in the Ordinary Course of Business, which shall include (each, a “Benefit Arrangement”) the Seller and the Purchaser roles and responsibilities as described below:

[REDACTED: TABLE SHOWING ROLES AND RESPONSIBILITIES]

2.	Benefit Period

In respect of each jurisdiction forming part of the Territory, a Benefits Arrangement shall be put in place from the Closing Date until the applicable date as determined as follows (the “Applicable Benefit Period Termination Date”):

Example of Applicable Benefit Period Termination Date applied to the jurisdiction:

[REDACTED: TABLE SHOWING LENGTH OF BENEFIT ARRANGEMENT FOR EACH COUNTRY IN THE TERRITORY]

3.	Economic Benefit Calculation

The Seller or relevant Other Seller (as applicable) shall be deemed to hold the benefit during the applicable Benefit Arrangement period on trust for the Purchaser (or the relevant Purchaser Affiliate (as applicable)) and the Seller shall, or shall procure that the relevant Asset Seller, provide the Purchaser with the benefit resulting from the continued performance, from the Closing Date, provided, however, that the Seller, or the relevant Asset Seller shall deduct from the Net Sales (i) the amount of any payments which are required to be made by the relevant Asset Seller under the terms of the relevant Business Contract in relation to the continuance of such contract in respect of the Business under the Ordinary Cause of Business or any payments which are required to be made in the Ordinary Course of Business; (ii) any genuine and documented Tax leakage that the Seller or the relevant Asset Seller would incur in respect of such economic benefit and its on-payment to the Purchaser and (iii) any discounts, rebates, returns if they have not already been accounted for in the Net Sales (iv) repack or relabeling, non-payments of customers, and other material costs, if applicable; (v) service cost of which shall be calculated based on the percentage of the aggregate Net Sales as follows: [REDACTED]% of Net Sales for the first six months; [REDACTED]% of Net Sales for seventh to twelfth month; and [REDACTED]% of Net Sales for the remaining time on a monthly basis; and (vi) in the event of any sale of the Existing Stock, the material cost related to the purchase by the Seller of this Existing Stock (being the Existing Stock Purchase Price) or in case of sale of the Post-Closing Inventory, the material cost related to the purchase by the Seller of this Post Closing Inventory (being, the COGS Price) The above will be considered as the “Economic Benefit Calculation”.

In order to perform the Benefit Arrangements, the Seller (or any of its relevant Affiliates) shall sell or supply in the Ordinary Course of Business the Existing Stock and the Post-Closing Inventory to Third Parties or any of the Seller's Affiliates. [Special accomodations on the Benefit Arrangement provided by the Seller to the Purchaser]

[REDACTED: ARRANGEMENTS WITH RESPECT TO SPECIFIC BUSINESS CONTRACT.]

4.	Invoicing and Profit Transfer
i.	In respect of each jurisdiction in the Territory, from the Closing Date, until the Applicable Benefit Period Termination Date within [REDACTED: DESCRIPTION OF PERIOD] of the conclusion of each calendar month during such period:
1.	The Seller shall provide the Purchaser with a written statement of Net Sales for the applicable jurisdiction (unless such date is after the applicable Benefit Arrangement Period Termination Date), including the Seller’s details of the Economic Benefit Calculation (as described above) for such period (the “Monthly Net Sales Statement”); and
2.	Upon the later of (i) [REDACTED: DESCRIPTION OF PERIOD] from the Purchaser’s receipt of a Monthly Net Sales Statement, and (ii) [REDACTED: DESCRIPTION OF PERIOD] from the resolution of any Disputed Amount, the Purchaser shall submit a global written invoice in EUROs (the “Profit Transfer Invoice”) to the Seller subject to local law, for agreed Economic Benefit Calculation (“Profit Transfer Amount”).The applicable payment term shall be of [REDACTED: DESCRIPTION OF PERIOD] from the date of the invoice.
i.	If any portion of a Monthly Net Sales Statement is disputed by the Purchaser (each, a “Disputed Amount”), the Purchaser must notify the Seller within thirty (30) Business Days of the date of receiving the applicable Monthly Net Sales Statement. If there are any Disputed Amounts, the Purchaser and the Seller will use good faith efforts to reconcile the disputed amount as soon as reasonably possible. If the dispute is not resolved within the thirty (30) Business Days of the Purchaser providing written notice of a Disputed Amount (a “Dispute Notice”), the Dispute will be submitted to the respective Senior Management of the Parties for resolution. If said senior managers cannot resolve the Disputed Amount within ten (10) days, the Dispute will be escalated to the chief executive officers of each Party, who will then have an additional twenty (20) days to resolve the dispute. If the Parties are unable to resolve such dispute amongst themselves in accordance with the prior sentence, then either Party may submit the dispute for resolution to a mutually agreed upon (each party acting reasonably and in good faith) impartial nationally recognized firm of independent certified public accountants other than Seller's accountants or Purchaser's accountants (the "Independent Accountant") who, acting as experts and not arbitrators, shall resolve the Dispute and make any adjustments required to the applicable Monthly Net Sales Statement. The consequences of appointing the Independent Account shall be as follows:

(A)	the decision of the Independent Account shall be final and binding on the Parties, save in the event of any manifest mathematical error;
(B)	each Party shall bear their own costs and expenses in relation to any such dispute resolution, and each Party shall be responsible for one-half of all fees and expenses related to the Independent Account (and any ancillary fees and expenses related thereto).

In connection with any dispute related to a Disputed Amount, each Party will have reasonable access to the books and records pertaining solely to the Business and the personnel of, and work papers prepared by, the Party then operating the Business (including in connection with a Benefits Arrangement), including, the accountants of such Party subject to standard confidentiality arrangement, consistent with the confidentiality restrictions outlined in Section 25.1 of the Purchaser Agreement.

5.	Service Levels
ii.	All services to be provided by the Seller or any Other Seller under this Transitional Services Agreement will be performed in a manner and to a standard consistent with industry standard and consistent with the manner in which such services were performed in the twelve (12) month period prior to the Closing Date in connection with the Seller Group’s operation of the Business in the Ordinary Course of Business. If any of the services to be provided under this Transitional Services Agreement were not provided in connection with the Business in the Ordinary Course of Business prior to the Closing Date, such services will be provided in all material respects to substantially the same standard, service level and quality as the Seller Group would provide to an internal customer. In any event, the services will be performed as follows:
1.	with reasonable, skill, care and diligence;
2.	in accordance with all Applicable Laws and regulatory requirements.
iii.	Notwithstanding anything to the contrary in this Transitional Services Agreement, in no event will the Seller Group be required to:
1.	perform or provide any services that is or becomes unlawful for the Seller Group to provide; or
2.	make any strategic or management decisions on behalf of the Purchaser, without the Purchaser’s prior written approval.
iv.	To the extent that any transition services have been inadvertently omitted from this Transitional Services Agreement, the Parties will in good faith negotiate the terms upon which the additional services are to be provided (including detail of the service, scope of services, term, costs and fees) in a supplemental schedule. Once agreed to in writing, the supplemental schedule will form part of this Transitional Services Agreement as of such date and the relevant additional services will form part of the services provided under this Transitional Services Agreement, in each case subject to the terms and conditions of this Transitional Services Agreement. Likewise, in the event that the Parties agree to extend the term of any service beyond the term set forth herein, the Parties will negotiate in good faith appropriate amendments to the term for such service.
v.	All support to be provided by the Purchaser or its Affiliates under this Transitional Services Agreement will be performed in a manner and to a standard consistent with industry standard In any event, the support to be provided by the Purchaser will be performed as follows:
1.	with reasonable, skill, care and diligence;

2. in accordance with all Applicable Laws and regulatory requirements; and

3. with sufficient resources and an adequate organisation

vi.	VAT For All Fees Payable Under This Transitional Services Agreement

Where, pursuant to the terms of this Transitional Services Agreement, the Seller makes a supply to the Purchaser for VAT purposes and VAT is or becomes chargeable on such supply for which the Seller is required to account to the relevant Tax Authority, the Purchaser shall, subject to the receipt of a valid VAT invoice in respect of such supply (if required by Applicable Law), pay to the Seller the invoiced amount in full, including such VAT.

Where the Purchaser is required by the terms of this Transitional Services Agreement to reimburse any other person for any cost or expense, the Purchaser shall reimburse such other person for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such other person is entitled to recover such VAT from any Tax Authority.

6.	Miscellaneous

i. Further assurance

Each Party shall co-operate in good faith to do and execute, or procure the doing and execution, of any acts, documents and things which (i) any Party may reasonably require for the purpose of giving effect to this Transitional Services Agreement, or (ii) may be required by Applicable Law.

ii.	For the avoidance of doubt, except where stated to the contrary herein, all other provisions of the Sales and Purchase Agreement shall apply to this Schedule, including the applicable limitations under Section 22.7(e) of the Purchase Agreement.

SCHEDULE 11

PRESS RELEASE

MERUS REACHES AGREEMENT TO ACQUIRE THREE CARDIOVASCULAR PRODUCTS

TORONTO, ONTARIO - February 1st, 2016  -  Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] announced today that it has entered into an agreement with UCB to acquire rights to Elantan®, Isoket® and Deponit® in Europe and select other markets.

These products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease. "This transformative acquisition is a major step forward in our strategy to acquire important established medicines and leverage our scalable commercial platform," stated Barry Fishman, Chief Executive Officer. "These essential products expand our presence in the cardiovascular market, materially increase our revenues, and significantly improve our cash flow".

 Acquisition Benefits

•	Established prescription products with proven safety and efficacy, predictable future cash flows, and no patent cliff.
•	Leverages existing commercial platform, with over 80 percent of revenue in countries where Merus products are currently sold.
•	Acquired products are currently sold in 20 European countries plus Mexico, Turkey and South Korea.
•	The products are available in a variety of formats, including tablet, spray, patch and injectable presentations.
•	An opportunity exists to launch the products in certain new markets and to expand formulations in existing markets.

 Transaction Highlights

•	Merus acquired the product rights for a one-time payment of €92 million or 2.7 times last 12 months net revenue of approximately €34 million.
•	At current exchange rates, the products are expected to generate approximately $22 million in annual EBITDA.
•	On an annualized basis, the new products are expected to increase our existing products adjusted EBITDA by approximately 70 percent.
•	The acquisition will be funded with cash-on-hand and a new Euro-denominated five year term debt facility (matching where the majority of the product revenue will occur) at a rate of 4.5%, per annum, decreasing as the Company de-leverages.
•	All conditions to closing under the purchase agreement, other than payment of the purchase price, have been satisfied and payment of the purchase price and closing are anticipated to be completed in early February, 2016

Amended and Restated Credit Facility

•	The new Euro-denominated term debt facility was advanced under an amendment and restatement to the Company’s existing credit agreement
•	Pursuant to the terms of the amended credit agreement, the lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, including a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million.
•	All of the Company’s obligations under the amended facility are guaranteed by all material subsidiaries of the Company and are secured by the material assets of the Company and the assets of, and all equity interests in its material subsidiaries.

•	The Company has converted the outstanding debt owing under the original credit agreement entered into in September 2014 into the Euro-denominated term debt facility.

Updated Fiscal 2016 Guidance

•	Merus expects adjusted EBITDA for the fiscal year ending September 30, 2016 to be in the $43 to $46 million range.

 Conference Call

Management will host a conference call today at 8:30a.m. ET to discuss this announcement. The conference call can be accessed by dialing +1-888... and entering conference ID... International participants may dial +1-... A replay of the call will be available by dialing +1-855-...

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

About UCB

UCB is a global biopharmaceutical company focused on the discovery and development of innovative medicines and solutions to transform the lives of people living with severe diseases of the immune system or of the central nervous system. With more than 8,500 people in approximately 40 countries, the company generated revenue of €3.3 billion in 2014. UCB is listed on Euronext Brussels (symbol: UCB).

Non-IFRS Financial Measures

The terms “EBITDA” and “adjusted EBITDA” are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company’s 2015 MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Forward-Looking Statements”.

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company’s future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company’s products, the Company’s ability to acquire future products, the Company’s ability to secure financing to complete acquisitions, and the Company’s future results of operations. Such statements involve assumptions relating to the Company’s business, including government regulation of the pricing of the Company’s products, the competitive environment of the Company’s products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus’ ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company’s MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

Contact Information

Phone: (416) 593-3725

Email: info@meruslabs.com